MOLSON

RECEIVED

2004 DEC 21 A 9:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-2954

December 17, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04054039

SUPPL

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

dlw 1/5

Encl.

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
509	▪ Form 1 – Change in Issued and Outstanding Securities for MOL.A & MOL.B for month of November 2004 filed with the Toronto Stock Exchange	Dec. 8/04	003
	▪ Press Release titled "*Molson and Coors set shareholder vote for January 19, 2005*"	Dec. 10/04	005
	▪ Letter of Transmittal and Election Form for Registered Holders of Molson Inc. Class A Non-Voting Shares mailed to Molson Shareholders and posted on SEDAR	Dec. 10/04	007
	▪ Letter of Transmittal and Election Form for Registered Holders of Molson Inc, Class B Common Shares mailed to Molson Shareholders and posted on SEDAR	Dec. 10/04	031
	▪ Form of Proxy for Class A Non-Voting Shares mailed to Shareholders and posted on SEDAR	Dec. 10/04	059
	▪ Form of Proxy for Class B Common Shares mailed to Shareholders and posted on SEDAR	Dec. 10/04	061
	▪ Form of Proxy for Options to purchase Class A Non-Voting Shares mailed to Option Holders and posted on SEDAR	Dec. 10/04	063
	▪ Revised Notice of Special Meeting of Shareholders and Record Date filed with the Canadian authorities, the Toronto Stock Exchange and the Canadian Securities Commissions	Dec. 14/04	065

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Molson Inc.
Symbol :	MOL.A
Reporting Period:	11/01/2004 - 11/30/2004

Summary

Issued & Outstanding Opening Balance :	105,479,398	As at :	10/31/2004
	Effect on Issued & Outstanding Securities		
Stock Option Plan (Canadian)	43,975		
Other Issuances and Cancellations	2,414,354		
Issued & Outstanding Closing Balance :	107,937,727		

Stock Option Plan (Canadian)

Stock Options Outstanding Opening Balance: **5,847,355** As at : 10/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/30/2004	N		43,975	24,500	
Totals		0	43,975	24,500	0

Stock Options Outstanding Closing Balance: **5,778,880** As at : 11/30/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
11/30/2004	Conversion (General)	2,414,354

Filer's comment
Conversion of Class B common shares to Class 'A' non-voting shares.

Totals		2,414,354

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	12/08/2004 16:36:37
Last Updated:	12/08/2004 16:30:49

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Molson Inc.
Symbol :	MOL.B
Reporting Period:	11/01/2004 - 11/30/2004

Summary

Issued & Outstanding Opening Balance :	22,271,176	As at :	10/31/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-2,414,354		
Issued & Outstanding Closing Balance :	19,856,822		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
11/30/2004	Conversion (General)	-2,414,354

Filer's comment

Conversion from Class 'B'common shares to Class 'A' non-voting shares.

Totals	-2,414,354

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	12/08/2004 16:38:30
Last Updated:	12/08/2004 16:37:19

News release via Canada NewsWire, Montreal 514-878-2520

Attention Business/Financial Editors:
MOLSON and COORS set shareholder vote for January 19, 2005

Definitive Proxy for Proposed Merger Filed with SEC

MONTREAL AND GOLDEN, Colo., Dec. 10 /CNW Telbec/ - Molson Inc. (TSX: MOL.A, MOL.B) and Adolph Coors Company (NYSE: RKY) today announced that the U.S. Securities and Exchange Commission has completed its review of the joint proxy statement and management information circular in connection with their proposed merger. The definitive joint proxy statement and management information circular will be mailed to both companies' shareholders beginning early the week of December 13, 2004. In addition, Molson has confirmed that the Québec Superior Court has granted an interim order approving the holding of special meetings for Molson shareholders and Molson optionholders.

Each company will hold a special meeting of its shareholders on January 19, 2005, to vote on the companies' proposed merger. Molson and Coors shareholders of record at the close of business on November 22, 2004 will be entitled to vote on the proposal. The special meeting of Molson shareholders will be held at the Fairmont Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montréal, Québec, at 9:00 a.m., Eastern Time. The special meeting of Coors shareholders will be held at Coors Brewing Company in the Sixth Floor Auditorium in the Brewery Complex, 12th and Ford Streets, Golden, Colorado, at 9 a.m., Mountain Time.

Molson optionholders will vote exclusively on the conversion of their options to Molson Coors options. This meeting will be held in Molson offices in Montreal on January 18, 2005.

Assuming Molson and Coors shareholders approve the merger transaction, final court approval will be required and sought from the Québec Superior Court on January 21, 2005. The closing date is expected to be on January 28, 2005.

About Molson Inc.

Molson is Canada's largest brewer and one of the world's leading brewers of quality beer with operations in Canada, Brazil and the United States. A global brewer with CAN$3.5 billion in gross annual sales, Molson traces its roots back to 1786, making it North America's oldest beer company. Committed to brewing excellence, Molson produces an award-winning portfolio of beers including Molson Canadian, Molson Export, Molson Dry, Rickard's, A Marca Bavaria, Kaiser and Bavaria. For more information on Molson Inc., please visit the company's website at http://www.molson.com/ .

About Adolph Coors Company

Founded in 1873, Adolph Coors Company is the world's eighth-largest brewer, with US$5.4 billion in annual gross sales. Its principal subsidiary is Coors Brewing Company, the third-largest brewer in the U.S., with a beverage portfolio that includes Coors Light, Coors, Aspen Edge, Killian's, Zima XXX and the Keystone family of brands. The company's operating unit in the United Kingdom, Coors Brewers Limited, is the U.K.'s second-largest brewer, with brands that include Carling -- the best-selling beer in the U.K. -- Grolsch, Worthington's, Reef and the recently launched Coors Fine Light Beer. For more information on Adolph Coors Company, please visit the company's website at http://www.coors.com/ .

This press release includes "forward-looking statements" within the meaning of the U.S. federal securities laws. Forward-looking statements are commonly identified by such terms and phrases as "would", "may", "will", "expects" or "expected to" and other terms with similar meaning

indicating possible future events or actions or potential impact on the businesses or shareholders of Adolph Coors Company and Molson Inc. (together the "Companies). There is no assurance the transaction contemplated in this release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this press release are expressly qualified by information contained in each company's filings with regulatory authorities. The Companies do not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise.

Certain factors that could cause Coors' and Molson's results to differ materially from those described in the forward-looking statements can be found in the definitive proxy statement and the periodic reports filed by Coors with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Neither Coors nor Molson undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Coors has filed definitive joint proxy statement/management information circular regarding the proposed transaction with the Securities and Exchange Commission. Stockholders are urged to read the definitive joint proxy statement/management information circular when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/management information circular, as well as other filings containing information about Coors, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/management information circular and the filings with the Securities and Exchange Commission that will be incorporated by reference in the definitive joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Adolph Coors Company, 311 10th Street, Golden, Colorado 80401, Attention: Investor Relations, (303) 279-6565. The respective directors and executive officers of Coors and Molson and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Coors's and Molson's directors and executive officers, and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/management information circular filed with the Securities and Exchange Commission.
%SEDAR: 00001968EF

/For further information: For Molson Inc.: Investors: Danielle Dagenais, 514-599-5392; Media: Sylvia Morin, 514-590-6345; For Coors: Investors: Dave Dunnewald, 303-279-6565; Kevin Caulfield, 303-277-6894; Media: Laura Sankey, 303-277-5035
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(MOL.A. MOL.B.)

CO: MOLSON - NEWS ROOM; MOLSON - INVESTORS; MOLSON - FINANCIAL RELEASES

CNW 09:00e 10-DEC-04

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/ MANAGEMENT INFORMATION CIRCULAR, INCLUDING THE ANNEXES ATTACHED THERETO AND THE DOCUMENTS INCORPORATED THEREIN BY REFERENCE, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

MOLSON INC.

LETTER OF TRANSMITTAL AND ELECTION FORM FOR REGISTERED HOLDERS OF MOLSON INC. CLASS A NON-VOTING SHARES

Molson Inc. ("Molson") shareholders whose Molson Class A non-voting shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those Molson Class A non-voting shares as contemplated by this Letter of Transmittal and Election Form.

This Letter of Transmittal and Election Form is for use by the registered holders of Molson Class A non-voting shares in connection with the proposed merger of equals of Molson and Adolph Coors Company ("Coors") by way of a plan of arrangement involving, among others, Molson, holders of Molson Class A non-voting shares, holders of Molson Class B common shares and holders of options to acquire Molson Class A non-voting shares, which arrangement is being submitted for approval at the special meeting of Molson shareholders to be held on January 19, 2005. Holders of Molson Class A non-voting shares are referred to the joint management information circular of Molson and proxy statement of Coors dated December 9, 2004 (the "Circular") that accompanies this Letter of Transmittal and Election Form. Terms used but not defined in this Letter of Transmittal and Election Form that are defined in the Circular have the respective meanings set out in the Circular.

This Letter of Transmittal and Election Form, properly completed and duly executed, together with all other required documents, should be delivered in person or by courier or sent by registered mail to CIBC Mellon Trust Company at one of the addresses set forth on the back page of this Letter of Transmittal and Election Form before 5:00 p.m. (Montréal time) on January 17, 2005 or, if the special meeting of Molson shareholders is adjourned or postponed, before 5:00 p.m. (Montréal time) on the second business day before the date the meeting is to be reconvened (the "Election Deadline").

TO: MOLSON INC.
AND TO: MOLSON COORS CANADA INC.
AND TO: ADOLPH COORS COMPANY
AND TO: CIBC Mellon Trust Company, at its addresses set out at the back of this Letter of Transmittal and Election Form.

The undersigned hereby deposits with you, for exchange upon the arrangement becoming effective, the enclosed certificate(s) for Molson Class A non-voting shares, details of which are as follows:

Name(s) and Address of Registered Holder(s)	Certificate Number(s)	Number of Molson Class A non-voting shares deposited with this Letter of Transmittal and Election Form

Note: If space is insufficient, please attach a separate schedule to this Letter of Transmittal and Election Form as outlined in Instruction 6(a).

Figure 1: Description of Molson Class A non-voting shares transmitted.

Canadian resident holders of Molson Class A non-voting shares (other than dissenting shareholders) who have properly completed, duly executed and delivered this Letter of Transmittal and Election Form, their Molson Class A non-voting share certificate(s) and all other required documents before the Election Deadline, will be entitled to receive on or after the effective date of the arrangement one of the following in respect of each of those shares:

- 0.360 of a Class B exchangeable share of Molson Coors Exchangeco (and certain ancillary rights), with a whole share being exchangeable at any time on a one-for-one basis for a share of Molson Coors Class B common stock; or
- 0.360 of a Class B1 preferred share and 0.360 of a Class B2 preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.360 of a share of Molson Coors Class B common stock; or
- an equivalent combination of Class B exchangeable shares of Molson Coors Exchangeco and, through the preferred share exchange, shares of Molson Coors Class B common stock, as selected by the holder.

Only holders of Molson shares that are Canadian residents and hold Molson shares on their own behalf or holders of Molson shares who hold such Molson shares on behalf of a Canadian resident, may elect to receive consideration that includes Class B exchangeable shares of Molson Coors Exchangeco. For this purpose, Canadian resident means a resident of Canada for purposes of the *Income Tax Act* (Canada) and includes a partnership any member of which is a resident of Canada for purposes of that Act.

Holders of Molson Class A non-voting shares (other than dissenting shareholders) who are not residents of Canada, will receive on or after the effective date of the arrangement in respect of each of those shares, 0.360 of a Class B1 preferred share and 0.360 of a Class B2 preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.360 of a share of Molson Coors Class B common stock upon the returning of this Letter of Transmittal and Election Form properly completed, duly executed and delivered, their Molson Class A non-voting share certificate(s) and all other required documents.

You must include your Molson Class A non-voting share certificate(s) and any other required documentation with this Letter of Transmittal and Election Form to make an effective election.

If CIBC Mellon Trust Company does not receive this Letter of Transmittal and Election Form properly completed and duly executed, together with your Molson Class A non-voting share certificate(s) and all other required documentation before the Election Deadline, an election will be made for the holder (a "Deemed Election") based on the address of the record holder of the shares (as shown in the Molson shareholder register as of the close of business (Montréal time) on the day preceding the effective date of the arrangement). Holders with a record address in Canada will receive only Class B exchangeable shares of Molson Coors Exchangeco, and holders with a record address outside of Canada will receive only preferred shares of Molson Coors Exchangeco that, as part of the Arrangement, will be promptly exchanged for shares of Molson Coors Class B common stock.

Holders with a record address in Canada who wish to receive only Class B exchangeable shares of Molson Coors Exchangeco and holders with a record address outside of Canada who wish to receive only preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for shares of Molson Coors Class B common stock do not need to submit this Letter of Transmittal and Election Form, certificates representing their Molson Class A non-voting shares and other required documents before the effective time of the arrangement. However, holders will not receive certificates representing Class B exchangeable shares of Molson Coors Exchangeco or shares of Molson Coors Class B common stock, or receive dividends or other distributions in respect of these shares until such documents are properly completed and returned to CIBC Mellon Trust Company.

For Canadian resident holders of Molson shares, the tax consequences may differ significantly depending on whether Class B exchangeable shares of Molson Coors Exchangeco (and certain ancillary rights) are received pursuant to the arrangement. If you are a Canadian resident Molson shareholder, you should consider carefully the tax consequences to you in determining whether to elect to receive shares of Molson Coors Class B common stock and/or Class B exchangeable shares of Molson Coors Exchangeco (and certain ancillary rights).

Rather than receiving a certificate representing a fractional interest in an exchangeable share of Molson Coors Exchangeco or a share of Molson Coors common stock for any excess over a whole share number, a Molson shareholder will receive a cash payment equal to the shareholder's pro rata portion of the net proceeds after expenses received by the depositary upon the sale of whole shares representing the accumulation of all fractional interests in the shares to which all Molson shareholders would otherwise be entitled.

Cash in respect of fractional interests in exchangeable shares of Molson Coors Exchangeco and shares of Molson Coors common stock will be paid in Canadian currency. To avoid backup withholding on such payments, a Molson shareholder should provide the depositary with a Form W-9 or W-8, as applicable, which forms are included on page 13 of this Letter of Transmittal and Election Form.

Under the terms of the arrangement, if you hold Molson shares directly or indirectly through one or more federal Canadian holding companies incorporated after August 15, 2004, you have the option of completing a corporate reorganization with Molson after the Molson special meeting but prior to the effective time of the arrangement. Under this "holding company alternative", Molson will purchase all of the issued and outstanding shares of your Canadian holding company in exchange for the issuance by Molson of the same number of Molson Class A non-voting shares or Molson Class B common shares, as the case may be, as are held by your holding company at the time of the purchase and sale. If you participate in the holding company alternative, you will receive, directly or indirectly, the same consideration under the arrangement that would otherwise have been received by your holding company.

Choosing the holding company alternative will require you to implement a complex corporate structure through which to hold Molson shares. The holding company alternative will have Canadian federal income tax consequences for you that are not described in this document or in the Circular. If you wish to avail yourself of the holding company alternative, you should consult your own financial, tax and legal advisors.

This Letter of Transmittal and Election Form may not be used by Molson shareholders who wish to participate in the arrangement through the holding company alternative. A Molson shareholder who wishes to avail itself of the holding company alternative must advise Molson in writing at the address and before the deadline set out in the Circular and satisfy the terms and conditions applicable to the holding company alternative set out in the Circular.

PLEASE READ CAREFULLY THE CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

Under the arrangement, the undersigned hereby elects to receive the following consideration for the Molson Class A non-voting shares represented by the enclosed certificate(s):

CHECK ONE OF THE THREE BOXES BELOW:

(i) ☐ Only Class B exchangeable shares of Molson Coors Exchangeco (and certain ancillary rights);

➧ If you have checked this box, see Figure 3: Tax Election Package Request Form.

OR

(ii) ☐ Only Class B1 preferred shares and Class B2 preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for Molson Coors Class B common stock;

OR

(iii) ☐ A combination of Class B exchangeable shares of Molson Coors Exchangeco (and certain ancillary rights) and Class B1 preferred shares and Class B2 preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for Molson Coors Class B common stock; whereby the undersigned elects to receive for each Molson Class A non-voting share represented by the enclosed certificate(s) the following percentage of each form of consideration:

Instructions: **Please fill out each box with a number between 0 and 100.**

☐ % Class B exchangeable shares of Molson Coors Exchangeco (and certain ancillary rights)

☐ % Class B1 preferred shares and Class B2 preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for Molson Coors Class B common stock

100 % TOTAL—**Add the numbers in the 2 boxes above. The total must equal 100.**

➧ If you have checked this box, see Figure 3: Tax Election Package Request Form.

If an election as to the consideration is not made, or is not properly made, holders with a record address in Canada (as shown in the Molson shareholder register as of the close of business (Montréal time) on the day preceding the effective date of the arrangement) will receive only Class B exchangeable shares of Molson Coors Exchangeco, and holders with a record address outside of Canada (as shown in the Molson shareholder register as of the close of business (Montréal time) on the day preceding the effective date of the arrangement) will receive only preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for shares of Molson Coors Class B common stock.

Pursuant to the arrangement, where a beneficial owner of Molson Class A non-voting shares receives shares of Molson Coors Exchangeco of different classes or shares of Molson Coors Exchangeco of one or more classes and ancillary rights, a pro rata portion of each type of consideration received by such beneficial owner will be allocated to each such Molson Class A non-voting share, so that such beneficial owner will receive for each Molson Class A non-voting share, the same indivisible combination of types of consideration as is received for every other Molson Class A non-voting share of such beneficial owner.

Molson shareholders should consult with their financial and tax advisors prior to the election of the consideration available to them under the arrangement.

The undersigned holder of Molson Class A non-voting shares acknowledges that the intention of Molson Coors Exchangeco in creating the Class B exchangeable shares is to have economic and voting

attributes associated with the Class B exchangeable shares that are, as nearly as practicable, equivalent to those of Molson Coors Class B common stock. Molson Coors will covenant in the voting and exchange trust agreement to be entered into in connection with the arrangement to provide financial and other information regarding Molson Coors to holders of Class B exchangeable shares. By electing to receive Class B exchangeable shares of Molson Coors Exchangeco as indicated above, the undersigned acknowledges Molson Coors' covenant in that regard and that the undersigned does not wish to receive the documents referred to in Section 155 of the *Canada Business Corporations Act* relating to Molson Coors Exchangeco.

---

* *Holders of Molson Class A non-voting shares (other than dissenting shareholders) who are not Canadian residents will receive, through the preferred share exchange, Molson Coors Class B common stock. Therefore, no election as to the consideration to be received by them is required.*

Figure 2: Canadian Resident Shareholder Election Form

IF YOU ARE A CANADIAN RESIDENT SHAREHOLDER HAVING ELECTED TO RECEIVE CONSIDERATION THAT INCLUDES CLASS B EXCHANGEABLE SHARES, AND IF YOU ARE ELIGIBLE FOR AND DESIRE A POTENTIAL CANADIAN TAX DEFERRAL, PLEASE MAKE THE FOLLOWING ELECTION

By checking this box ☐, the undersigned:

(i) represents that the undersigned is, or holds Molson Class A non-voting shares on behalf of, an "eligible shareholder" (as defined below);

(ii) acknowledges that it is the undersigned's responsibility to prepare and file the appropriate tax election(s) that will be included in the tax election filing package and to send two signed copies of the applicable tax election forms to Molson Coors Exchangeco at the address indicated in the tax election package within 90 days following the effective date of the arrangement, duly completed with all required information; and

(iii) acknowledges that a Canadian tax deferral is only available to the extent that the undersigned receives Class B exchangeable shares of Molson Coors Exchangeco as partial or total consideration in respect of the Molson Class A non-voting shares deposited herewith and completes and duly files a valid tax election with the appropriate taxation authorities.

See "Material Canadian Federal Income Tax Consequences to Molson Shareholders" in the Circular.

An "eligible shareholder" must (i) be the beneficial owner of Molson Class A non-voting shares; (ii) be a resident of Canada for purposes of the *Income Tax Act* (Canada) or a partnership any member of which is a resident of Canada for purposes of the *Income Tax Act* (Canada); (iii) not be exempt from tax under the *Income Tax Act* (Canada); and (iv) not be a partnership, all of the members of which who are residents of Canada are exempt from tax under the *Income Tax Act* (Canada).

If you have checked the box above, please check the appropriate boxes below:

	Yes	No
The undersigned requests that a tax election filing package be forwarded to the undersigned by mail at the address specified herein	☐	☐
The undersigned will obtain the tax election filing package via the Internet at www.molson.com/investors	☐	☐
The undersigned is a partnership	☐	☐
The undersigned intends to file a corresponding tax election in Québec .	☐	☐

Figure 3: Tax Election Package Request Form

PART II—FOR ALL MOLSON SHAREHOLDERS

It is understood that upon receipt and deposit of: (i) this Letter of Transmittal and Election Form, (ii) the Molson Class A non-voting share certificate(s) and (iii) all other required documentation, and following the effective date of the arrangement, Molson Coors Exchangeco, Molson Coors or their agent will send to the undersigned or hold for pick up, in accordance with the instructions given below, certificate(s) for shares of Molson Coors Class B common stock or Class B exchangeable shares of Molson Coors Exchangeco to which the undersigned is entitled under the arrangement. The share certificate(s), if any, will be in the name of the holder of Molson Class A non-voting shares set forth below.

The undersigned holder of Molson Class A non-voting shares covenants, represents and warrants that (i) the undersigned is the owner of the Molson Class A non-voting shares being deposited, (ii) such shares are owned by the undersigned free and clear of all hypothecs, mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form, (iv) all information inserted into this Letter of Transmittal and Election Form by the undersigned is accurate, and (v) the undersigned will not, prior to the effective date of the arrangement, transfer or permit to be transferred any of such deposited Molson Class A non-voting shares.

The covenants, representations and warranties of the undersigned herein contained survive the completion of the arrangement.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and Election Form or a proxy granted for use at the special meeting of Molson shareholders, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Molson Class A non-voting shares being deposited. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, except a proxy granted for use at the Molson special meeting, will be granted with respect to the deposited Molson Class A non-voting shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form survives the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

The undersigned instructs Molson Coors Exchangeco, Molson Coors and CIBC Mellon Trust Company to mail the certificate(s) representing Class B exchangeable shares of Molson Coors Exchangeco or shares of Molson Coors Class B common stock promptly after the effective date of the arrangement, by first class insured mail, postage prepaid, to the undersigned, or to hold such certificates for pick-up promptly after the effective date according to the instructions given below.

If the arrangement is not completed, the deposited Molson Class A non-voting shares and all other ancillary documents will be returned to the undersigned by first class insured mail, postage prepaid, at the address of the undersigned shown on the register of Molson shareholders as of the close of business (Montréal time) on the day preceding the date of the special meeting of Molson shareholders or, if Box C below has been completed, will be held for pickup by the undersigned. The undersigned recognizes that Molson has no obligation pursuant to the instructions given below to transfer any Molson Class A non-voting shares from the name of the registered holder thereof if the arrangement is not completed.

By reason of the use by the undersigned of an English language form of this Letter of Transmittal and Election Form, the undersigned is deemed to have required that any contract evidenced by the arrangement as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. *En raison de l'usage d'une version anglaise de cette lettre d'envoi et formule de choix par le soussigné, ce dernier est réputé avoir demandé que tout contrat attesté par l'arrangement, qui est accepté au moyen de cette lettre d'envoi et formule de choix, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.*

Please read carefully the attached instructions.

A. Registration and Payment Instructions

Issue and send certificate(s) in the name as indicated below, and enter the address indicated below in the share register.

Name *(please print)*

Street Address

City, Province or State, Postal or Zip Code

Country

Telephone—Business Hours

Social Insurance or Social Security Number

B. Special Delivery Instructions

To be completed ONLY if certificate(s) are to be sent to someone other than the registered holder shown in Box A or to an address other than the address of the registered holder shown in Box A.

Mail to the name and address below:

Name *(please print)*

Street Address

City, Province or State, Postal or Zip Code

Country

Telephone—Business Hours

C. Special Pick-up Instructions

Hold certificate(s) for pick-up at the following office of CIBC Mellon Trust Company the address of which is shown on the last page of this Letter of Transmittal and Election Form:

☐ Toronto office

☐ Montréal office

D. Information regarding residence of Molson shareholders

The undersigned holder of Molson Class A non-voting shares represents that the beneficial owner of such Molson Class A non-voting shares:

☐ is a resident of Canada for purposes of the *Income Tax Act* (Canada) or a partnership a member of which is a resident of Canada for the purposes of the *Income tax Act* (Canada)

or

☐ is not a resident of Canada for purposes of the *Income Tax Act* (Canada) nor a partnership any member of which is a resident of Canada for the purposes of the *Income Tax Act* (Canada)

E. U.S. Residents/Citizens

U.S. residents/citizens must provide their Social Security Number or Taxpayer Identification Number:

Dated: ______________________

Signature Guaranteed By:
(if required under Instruction 3)

____
Signature of holder or authorized representative

____
Authorized signature

____
Signature of any joint holder

____
Name of Guarantor *(please print)*

____
Name of Shareholder *(please print)*

____
Name of authorized representative *(please print)*

INSTRUCTIONS:

1. **Use of Letter of Transmittal and Election Form**

(a) In order for a valid election other than a Deemed Election to be made, this Letter of Transmittal and Election Form (or manually signed facsimile thereof) together with the accompanying certificate(s) representing Molson Class A non-voting shares and all other required documents must be received by CIBC Mellon Trust Company at one of the addresses specified on the back page of this Letter of Transmittal and Election Form before the Election Deadline.

For example, holders of Molson Class A non-voting shares with an address, as shown on the Molson shareholder register, in Canada who wish to receive shares of Molson Coors Class B common stock rather than Class B exchangeable shares of Molson Coors Exchangeco must ensure that the foregoing documents are received by CIBC Mellon Trust Company as required before the Election Deadline.

This Letter of Transmittal and Election Form (or a manually signed facsimile thereof) and any other required documents should also be returned to CIBC Mellon Trust Company at one of the addresses specified on the back page of this Letter of Transmittal and Election Form in order for holders of Molson Class A non-voting shares to receive certificates representing Class B exchangeable shares of Molson Coors Exchangeco or shares of Molson Coors Class B common stock and to receive dividends or other distributions in respect of these shares, but are not required to be returned before the Election Deadline for these purposes.

(b) The method used to deliver this Letter of Transmittal and Election Form, the accompanying certificate(s) representing Molson Class A non-voting shares and all other required documents is at the option and risk of the Molson shareholder, and delivery will be deemed to be effective only when such documents are actually received. Molson recommends that the necessary documentation be hand delivered to CIBC Mellon Trust Company at one of the addresses specified on the back page of this Letter of Transmittal and Election Form and a receipt obtained; otherwise, the use of registered, insured mail, with return receipt requested, is recommended. A pre-addressed security return envelope is enclosed for your convenience.

2. **Signatures**

(a) This Letter of Transmittal and Election Form must be filled in, dated and signed by the holder of the Molson Class A non-voting shares or by such holder's duly authorized representative in accordance with Instruction 4.

(b) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed for transfer. If such transmitted certificate(s) is owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(c) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if certificate(s) representing Class B exchangeable shares of Molson Coors Exchangeco or Molson Coors Class B common stock are to be issued to a person other than the registered owner(s):

(i) such deposited certificate(s) must be endorsed for transfer or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

3. Guarantee of Signature

(a) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Molson Class A non-voting shares, or if the arrangement is not completed and the Molson Class A non-voting shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Molson Class A non-voting shares or if certificate(s) representing Class B exchangeable shares of Molson Coors Exchangeco or shares of Molson Coors Class B common stock are to be issued to a person other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

(b) An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal and Election Form is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of authority to act. Any of Molson, Molson Coors Exchangeco, Coors or CIBC Mellon Trust Company may, in their discretion, require additional evidence of authority or additional documentation.

5. Delivery Instructions

The Box entitled "B—Special Delivery Instructions" should be completed only if the address to which the share certificate(s) are to be mailed is different from that provided in Box A. If neither Box B nor Box C is completed, any new share certificate(s) issued in exchange for Molson Class A non-voting shares will be mailed to the depositing Molson shareholder at the address indicated in Box A in this Letter of Transmittal and Election Form. If Box C is not completed and no address is provided in this Letter of Transmittal and Election Form, then any new share certificates will be mailed to the address of the Molson shareholder as it appears on the register of Molson Class A non-voting shares as of the close of business (Montréal time) on the business day preceding the date of the special meeting of Molson shareholders.

6. Miscellaneous

(a) If the space provided above in "Figure 1: Description of Molson Class A non-voting shares transmitted" is insufficient, the requested information should be set out in a separate list and attached to this Letter of Transmittal and Election Form.

(b) If Molson Class A non-voting shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal and Election Form should be completed and signed for each different registration.

(c) Where the undersigned elects to receive Class B exchangeable shares of Molson Coors Exchangeco, the undersigned **must** complete "Box D—Information Regarding Residence of Molson Shareholders" in this Letter of Transmittal and Election Form indicating whether the undersigned is a resident or non-resident of Canada.

(d) No alternative, conditional or contingent deposits will be accepted and no fractional Class B exchangeable shares of Molson Coors Exchangeco or fractional shares of Molson Coors Class B common stock will be issued.

(e) Additional copies of this Letter of Transmittal and Election Form may be obtained from CIBC Mellon Trust Company at one of the addresses specified on the back page of this Letter of Transmittal and Election Form.

(f) Molson, Molson Coors Exchangeco and Coors reserve the right, if they so elect collectively, in their absolute discretion, to instruct CIBC Mellon Trust Company to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by them.

(g) It is strongly recommended that, prior to completing this Letter of Transmittal and Election Form, the undersigned read the accompanying Circular and the annexes attached thereto.

7. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to CIBC Mellon Trust Company. CIBC Mellon Trust Company will respond with the replacement requirements.

8. Assistance

CIBC Mellon Trust Company and Innisfree M&A Incorporated (see back cover for addresses and telephone numbers) or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal and Election Form.

9. Form W-9—U.S. Shareholders

In order to avoid backup withholding of U.S. federal income tax, a Molson shareholder who is a resident of the U.S. for U.S. federal income tax purposes is required to provide the shareholder's current taxpayer identification number ("TIN") by completing the enclosed Form W-9, certifying under penalties of perjury that the TIN provided on that form is correct (or that such shareholder is awaiting receipt of a TIN), that the shareholder is a U.S. resident for U.S. federal income tax purposes, and that (i) the shareholder is exempt from backup withholding, (ii) the shareholder has not been notified by the Internal Revenue Service that the shareholder is subject to backup withholding as a result of failure to report all interest or dividends or (iii) after being so notified, the Internal Revenue Service has notified the shareholder that the shareholder is no longer subject to backup withholding. If the correct TIN is not provided or if any other information is not correctly provided, a penalty of up to U.S.$500 may be imposed on the shareholder by the Internal Revenue Service and the shareholder may be subject to backup withholding at a rate of 28%. Willfully falsifying certifications or affirmations may result in criminal penalties.

Backup withholding is not an additional U.S. income tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished in a timely manner to the Internal Revenue Service.

The TIN for an individual U.S. citizen or resident is the individual's social security number. A shareholder who does not have a TIN may write "Applied For" in Part I of the Form W-9 if such shareholder has applied for a TIN or intends to apply for a TIN in the near future. If the shareholder does not provide a TIN within 60 days, the shareholder will be subject to backup withholding until a TIN is provided.

Certain Molson shareholders (including, among others, all corporations and certain not-for-profit organizations) are not subject to these backup withholding requirements. To avoid possible erroneous backup withholding, a shareholder who is a U.S. resident for U.S. federal income tax purposes and is exempt from backup withholding should complete the Form W-9 by providing the shareholder's correct TIN, signing and dating the form, and checking the box "Exempt from backup withholding". A shareholder should consult its tax advisor as to the shareholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

10. Form W-8—Non-U.S. Shareholders

A Molson shareholder who is not a resident of the U.S. for U.S. federal income tax purposes must submit the appropriate Form(s) W-8. Generally, a foreign individual or a foreign corporation that is not a pass-through entity for U.S. federal income tax purposes and is not engaged in a trade or business within the U.S. would provide a Form W-8BEN. A foreign entity that is a pass-through entity for U.S. federal income tax purposes and is not engaged in a trade or business within the U.S. would generally provide a Form W-8BEN and/or a Form W-8IMY (which may require an additional Form W-8BEN for its beneficial owners), depending on its particular circumstances. A foreign individual or a foreign entity that is engaged in a trade or business within the U.S. may be required to provide a Form W-8ECI. The Form W-8BEN is enclosed herein. The Forms W-8IMY and W-8ECI will be provided to you upon request to Molson c/o Secretary, 1555 Notre Dame Street East, 4th Floor, Montréal (Quebec) H2L 2R5.

Additionally, any Molson shareholder who wants to claim treaty benefits (such as a reduced rate of withholding on dividends) must provide certain information and make certain certifications under penalties of perjury as to the person's status as a non-U.S. resident for U.S. federal income tax purposes on Form W-8BEN. Please claim all treaty benefits to which you may be entitled.

You may want to provide a TIN on Form W-8BEN even if it is not required. A Form W-8BEN provided without a TIN generally will be valid until the last day of the third succeeding calendar year from the date the form is signed. A Form W-8BEN provided with a TIN generally will be valid until a change of circumstances renders any information on the form incorrect.

Exempt persons are not subject to backup withholding. Molson shareholders that are non-U.S. residents for U.S. federal income tax purposes may qualify as exempt persons by submitting Form W-8BEN, signed under penalties of perjury, certifying such shareholder's foreign status.

If backup withholding applies, 28% of certain payments to be made to the shareholder is required to be withheld. Backup withholding is not an additional tax. Rather, the U.S. tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the Internal Revenue Service.

All Molson shareholders are urged to consult their own tax advisors to determine which forms should be used and whether they are exempt from backup withholding.

Form **W-9**
(Rev. January 2003)
Department of the Treasury
Internal Revenue Service

IRS FORM W-9
Request for Taxpayer Identification Number and Certification

Give form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 2.

Name

Business name, if different from above

Check appropriate box: ☐ Individual/ Sole proprietor ☐ Corporation ☐ Partnership ☐ Other ▶ .... ☐ Exempt from backup withholding

Address (number, street, and apt. or suite no.) | Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I **Taxpayer Identification Number (TIN)**

Enter your TIN in the appropriate box. For individuals, this is your social security number (SSN). **However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3.** For other entities, it is your employer identification number (EIN). If you do not have a number, see **How to get a TIN** on page 3.

Social security number: ___ ___ ___ – ___ ___ – ___ ___ ___ ___

or

Employer identification number: ___ ___ – ___ ___ ___ ___ ___ ___ ___

Note: *If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.*

Part II **Certification**

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), **and**
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, **and**
3. I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 4.)

Sign Here | **Signature of U.S. person ▶** | **Date ▶**

Purpose of Form

A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

U.S. person. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee.

Note: *If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.*

Foreign person. If you are a foreign person, use the appropriate Form W-8 (see **Pub. 515**, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a **nonresident alien or a foreign entity** not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 30% of such payments (29% **after** December 31, 2003; 28% **after** December 31, 2005). This is called "backup withholding." Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will **not** be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester, or
2. You do not certify your TIN when required (see the Part II instructions on page 4 for details), or
3. The IRS tells the requester that you furnished an incorrect TIN, or
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate **Instructions for the Requester of Form W-9.**

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your **individual** name as shown on your social security card on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, **enter the owner's name on the "Name" line.** Enter the LLC's name on the "Business name" line.

Other entities. Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note: *You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).*

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt from backup withholding" box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note: *If you are exempt from backup withholding, you should still complete this form and avoid possible erroneous backup withholding.*

Exempt payees. Backup withholding is **not required** on any payments made to the following payees:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2);
2. The United States or any of its agencies or instrumentalities;
3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities;
4. A foreign government or any of its political subdivisions, agencies, or instrumentalities; or
5. An international organization or any of its agencies or instrumentalities.

Other payees that **may be exempt** from backup withholding include:

6. A corporation;
7. A foreign central bank of issue;
8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;
9. A futures commission merchant registered with the Commodity Futures Trading Commission;
10. A real estate investment trust;
11. An entity registered at all times during the tax year under the Investment Company Act of 1940;
12. A common trust fund operated by a bank under section 584(a);
13. A financial institution;
14. A middleman known in the investment community as a nominee or custodian; or
15. A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, **1** through **15.**

If the payment is for...	**THEN the payment is exempt for...**
Interest and dividend payments	All exempt recipients except for **9**
Broker transactions	Exempt recipients **1** through **13.** Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker
Barter exchange transactions and patronage dividends	Exempt recipients **1** through **5**
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt recipients **1** through **7**[2]

[1] See Form **1099-MISC,** Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are **not exempt** from backup withholding: medical and health care payments, attorneys' fees; and payments for services paid by a Federal executive agency.

Part I—Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a **resident alien** and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see **How to get a TIN** below.

If you are a **sole proprietor** and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-owner **LLC** that is disregarded as an entity separate from its owner (see **Limited liability company (LLC)** on page 2), enter your SSN (or EIN, if you have one). If the LLC is a corporation, partnership, etc., enter the entity's EIN.

Note: *See the chart on page 4 for further clarification of name and TIN combinations.*

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get **Form SS-5,** Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at **www.ssa.gov/online/ss5.html.** You may also get this form by calling 1-800-772-1213. Use **Form W-7,** Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or **Form SS-4,** Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at **www.irs.gov.**

If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: *Writing "Applied For" means that you have already applied for a TIN* **or** *that you intend to apply for one soon.*

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

Part II—Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 3, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt recipients, see **Exempt from backup withholding** on page 2.

Signature requirements. Complete the certification as indicated in **1** through **5** below.

1. **Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983.** You must give your correct TIN, but you do not have to sign the certification.
2. **Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983.** You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item **2** in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item **2** of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA or Archer MSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or single-owner LLC	The owner [3]
For this type of account:	**Give name and EIN of:**
6. Sole proprietorship or single-owner LLC	The owner [3]
7. A valid trust, estate, or pension trust	Legal entity [4]
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] **You must show your individual name,** but you may also enter your business or "DBA" name. You may use either your SSN or EIN (if you have one).

[4] List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: *If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.*

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

Form **W-8BEN**
(Rev. December 2000)
Department of the Treasury
Internal Revenue Service

Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

▶ Section references are to the Internal Revenue Code. ▶ See separate instructions.
▶ Give this form to the withholding agent or payer. Do not send to the IRS.

OMB No. 1545-1621

Do not use this form for:	**Instead, use Form:**
• A U.S. citizen or other U.S. person, including a resident alien individual	W-9
• A person claiming an exemption from U.S. withholding on income effectively connected with the conduct of a trade or business in the United States	W-8ECI
• A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions)	W-8ECI or W-8IMY
• A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, or 1443(b) (see instructions)	W-8ECI or W-8EXP
Note: *These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.*	
• A person acting as an intermediary	W-8IMY

Note: *See instructions for additional exceptions.*

Part I. Identification of Beneficial Owner (See instructions.)

1 Name of individual or organization that is the beneficial owner

2 Country of incorporation or organization

3 Type of beneficial owner: ☐ Individual ☐ Corporation ☐ Disregarded entity ☐ Partnership ☐ Simple trust ☐ Grantor trust ☐ Complex trust ☐ Estate ☐ Government ☐ International organization ☐ Central bank of issue ☐ Tax-exempt organization ☐ Private foundation

4 Permanent residence address (street, apt. or suite no., or rural route). **Do not use a P.O. box or in-care-of address.**

City or town, state or province. Include postal code where appropriate.

Country (do not abbreviate)

5 Mailing address (if different from above)

City or town, state or province. Include postal code where appropriate.

Country (do not abbreviate)

6 U.S. taxpayer identification number, if required (see instructions) ☐ SSN or ITIN ☐ EIN

7 Foreign tax identifying number, if any (optional)

8 Reference number(s) (see instructions)

Part II. Claim of Tax Treaty Benefits (if applicable)

9 I certify that (check all that apply):

a ☐ The beneficial owner is a resident of .... within the meaning of the income tax treaty between the United States and that country.

b ☐ If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).

c ☐ The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

d ☐ The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a corporation, and meets qualified resident status (see instructions).

e ☐ The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

10 **Special rates and conditions** (if applicable—see instructions): The beneficial owner is claiming the provisions of Article .... of the treaty identified on line 9a above to claim a ....% rate of withholding on (specify type of income):....................
Explain the reasons the beneficial owner meets the terms of the treaty article:....................
....

Part III. Notional Principal Contracts

11 ☐ I have provided or will provide a statement that identifies those notional principal contracts from which the income is **not** effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

Part IV. Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

- I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates.
- The beneficial owner is not a U.S. person.
- The income to which this form relates is not effectively connected with the conduct of a trade or business in the United States or is effectively connected but is not subject to tax under an income tax treaty, **and**
- For the broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here ▶ ______________________________ ______________ ______________
Signature of beneficial owner (or individual authorized to sign for beneficial owner) Date (MM-DD-YYYY) Capacity in which acting

For Paperwork Reduction Act Notice, see separate instructions. Cat. No. 25047Z Form **W-8BEN** (Rev. 12-2000)

Instructions for Form W-8BEN

Department of the Treasury
Internal Revenue Service

(Rev. January 2003)

(Use with the December 2000 revision of From W-8BEN.)

Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

Section references are to the Internal Revenue Code unless otherwise noted.

General Instructions

Note: *For definitions of terms used throughout these instructions, see **Definitions** on pages 2 and 3.*

A change to note. We added **Nonresident alien who becomes a resident alien** to the instructions for line 10 on page 5. This new section requires the use of Form W-9 in certain circumstances. See page 5 for details.

Purpose of form. Foreign persons are subject to U.S. tax at a 30% rate on income they receive from U.S. sources that consists of:

- Interest (including certain original issue discount (OID));
- Dividends;
- Rents;
- Royalties;
- Premiums;
- Annuities;
- Compensation for, or in expectation of, services performed;
- Substitute payments in a securities lending transaction; or
- Other fixed or determinable annual or periodical gains, profits, or income.

This tax is imposed on the gross amount paid and is generally collected by withholding on that amount. A payment is considered to have been made whether it is made directly to the beneficial owner or to another person, such as an intermediary, agent, or partnership, for the benefit of the beneficial owner.

If you receive certain types of income, you must provide Form W-8BEN to:

- Establish that you are not a U.S. person;
- Claim that you are the beneficial owner of the income for which Form W-8BEN is being provided; and
- If applicable, claim a reduced rate of, or exemption from, withholding as a resident of a foreign country with which the United States has an income tax treaty.

You may also be required to submit Form W-8BEN to claim an exception from domestic information reporting and backup withholding for certain types of income that are not subject to foreign-person withholding. Such income includes:

- Broker proceeds.
- Short-term (183 days or less) original issue discount (OID).
- Bank deposit interest.
- Foreign source interest, dividends, rents, or royalties.
- Proceeds from a wager placed by a nonresident alien individual in the games of blackjack, baccarat, craps, roulette, or big-6 wheel.

You may also use Form W-8BEN to certify that income from a notional principal contract is not effectively connected with the conduct of a trade or business in the United States.

A withholding agent or payer of the income may rely on a properly completed Form W-8BEN to treat a payment associated with the Form W-8BEN as a payment to a foreign person who beneficially owns the amounts paid. If applicable, the withholding agent may rely on the Form W-8BEN to apply a reduced rate of withholding at source.

Provide Form W-8BEN to the withholding agent or payer before income is paid or credited to you. Failure to provide a Form W-8BEN when requested may lead to withholding at a 30% rate (foreign-person withholding) or the backup withholding rate.

Note: *For additional information and instructions for the withholding agent, see the **Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.***

Who must file. You must give Form W-8BEN to the withholding agent or payer if you are a foreign person and you are the beneficial owner of an amount subject to withholding. Submit Form W-8BEN when requested by the withholding agent or payer whether or not you are claiming a reduced rate of, or exemption from, withholding.

Do not use Form W-8BEN if:

- You are a U.S. citizen (even if you reside outside the United States) or other U.S. person (including a resident alien individual). Instead, use **Form W-9,** Request for Taxpayer Identification Number and Certification.
- You are a disregarded entity with a single owner that is a U.S. person and you are not a hybrid entity claiming treaty benefits. Instead, provide Form W-9.
- You are a nonresident alien individual who claims exemption from withholding on compensation for independent or dependent personal services performed in the United States. Instead, provide **Form 8233,** Exemption from Withholding on Compensation for Independent (and Certain Dependent) Personal Services of a Nonresident Alien Individual, or **Form W-4,** Employee's Withholding Allowance Certificate.

Cat. No. 5576H

• You are receiving income that is effectively connected with the conduct of a trade or business in the United States. Instead, provide **Form W-8ECI,** Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States. If any of the income for which you have provided a Form W-8BEN becomes effectively connected, this is a change in circumstances and Form W-8BEN is no longer valid. You must file Form W-8ECI. See **Change in circumstances** below.
• You are filing for a foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section 115(2), 501(c), 892, 895, or 1443(b). Instead, provide **Form W-8EXP,** Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding. However, you should use Form W-8BEN if you are claiming treaty benefits or are providing the form only to claim you are a foreign person exempt from backup withholding. You should use Form W-8ECI if you received effectively connected income (for example, income from commercial activities).
• You are a foreign flow-through entity, other than a hybrid entity, claiming treaty benefits. Instead, provide **Form W-8IMY,** Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding. However, if you are a partner, beneficiary, or owner of a flow-through entity and you are not yourself a flow-through entity, you may be required to furnish a Form W-8BEN to the flow-through entity.
• You are a reverse hybrid entity transmitting beneficial owner documentation provided by your interest holders to claim treaty benefits on their behalf. Instead, provide Form W-8IMY.
• You are a withholding foreign partnership or a withholding foreign trust. A withholding foreign partnership or a withholding foreign trust is a foreign partnership or trust that has entered into a withholding agreement with the IRS under which it agrees to assume primary withholding responsibility for each partner's, beneficary's, or owner's distributive share of income subject to withholding that is paid to the partnership or trust. Instead, provide Form W-8IMY.
• You are acting as an intermediary (that is, acting not for your own account, but for the account of others as an agent, nominee, or custodian). Instead, provide Form W-8IMY.

Giving Form W-8BEN to the withholding agent. Do not send Form W-8BEN to the IRS. Instead, give it to the person who is requesting it from you. Generally, this will be the person from whom you receive the payment or who credits your account. Give Form W-8BEN to the person requesting it before the payment is made to you or credited to your account. If you do not provide this form, the withholding agent may have to withhold at a 30% rate (foreign-person withholding) or backup withholding rate. If you receive more than one type of income from a single withholding agent for which you claim different benefits, the withholding agent may, at its option, require you to submit a Form W-8BEN for each different type of income. Generally, a separate Form W-8BEN must be given to each withholding agent.

Note: *If you own the income or account jointly with one or more other persons, the income or account will be treated by the withholding agent as owned by a foreign person if Forms W-8BEN are provided by all of the owners. If the withholding agent receives a Form W-9 from any of the joint owners, the payment must be treated as made to a U.S. person.*

Change in circumstances. If a change in circumstances makes any information on the Form W-8BEN you have submitted incorrect, you must notify the withholding agent or payer within 30 days of the change in circumstances and you **must** file a new Form W-8BEN or other appropriate form.

If you use Form W-8BEN to certify that you are a foreign person, a change of address to an address in the United States is a change in circumstances. Generally, a change of address within the same foreign country or to another foreign country is not a change in circumstances. However, if you use Form W-8BEN to claim treaty benefits, a move to the United States or outside the country where you have been claiming treaty benefits is a change in circumstances. In that case, you must notify the withholding agent or payer within 30 days of the move.

If you become a U.S. citizen or resident after you submit Form W-8BEN, you are no longer subject to the 30% foreign-person withholding rate. You must notify the withholding agent or payer within 30 days of becoming a U.S. citizen or resident. You may be required to provide a Form W-9. For more information, see Form W-9 and instructions.

Expiration of Form W-8BEN. Generally, a Form W-8BEN provided without a U.S. taxpayer identification number (TIN) will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. For example, a Form W-8BEN signed on September 30, 2003, remains valid through December 31, 2006. A Form W-8BEN furnished with a U.S. TIN will remain in effect until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports on Form 1042-S at least one payment annually to the beneficial owner who provided the Form W-8BEN. See the instructions for line 6 on page 4 for circumstances under which you **must** provide a U.S. TIN.

Definitions

Beneficial owner. For payments other than those for which a reduced rate of withholding is claimed under an income tax treaty, the beneficial owner of income is generally the person who is required under U.S. tax principles to include the income in gross income on a tax return. A person is not a beneficial owner of income, however, to the extent that person is receiving the income as a nominee, agent, or custodian, or to the extent the person is a conduit whose participation in a transaction is disregarded. In the case of amounts paid that do not constitute income, beneficial

ownership is determined as if the payment were income.

Foreign partnerships, foreign simple trusts, and foreign grantor trusts are not the beneficial owners of income paid to the partnership or trust. The beneficial owners of income paid to a foreign partnership are generally the partners in the partnership, provided that the partner is not itself a partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of income paid to a foreign simple trust (that is, a foreign trust that is described in section 651(a)) are generally the beneficiaries of the trust, if the beneficiary is not a foreign partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of a foreign grantor trust (that is, a foreign trust to the extent that all or a portion of the income of the trust is treated as owned by the grantor or another person under sections 671 through 679) are the persons treated as the owners of the trust. The beneficial owners of income paid to a foreign complex trust (that is, a foreign trust that is not a foreign simple trust or foreign grantor trust) is the trust itself.

The beneficial owner of income paid to a foreign estate is the estate itself.

Note: *A payment to a U.S. partnership, U.S. trust, or U.S. estate is treated as a payment to a U.S. payee that is not subject to 30% foreign-person withholding. A U.S. partnership, trust, or estate should provide the withholding agent with a Form W-9.*

Foreign person. A foreign person includes a nonresident alien individual, a foreign corporation, a foreign partnership, a foreign trust, a foreign estate, and any other person that is not a U.S. person. It also includes a foreign branch or office of a U.S. financial institution or U.S. clearing organization if the foreign branch is a qualified intermediary. Generally, a payment to a U.S. branch of a foreign person is a payment to a foreign person.

Nonresident alien individual. Any individual who is not a citizen or resident of the United States is a nonresident alien individual. An alien individual meeting either the "green card test" or the "substantial presence test" for the calendar year is a resident alien. Any person not meeting either test is a nonresident alien individual. Additionally, an alien individual who is a resident of a foreign country under the residence article of an income tax treaty, or an alien individual who is a resident of Puerto Rico, Guam, the Commonwealth of the Northern Mariana Islands, the U.S. Virgin Islands, or American Samoa is a nonresident alien individual. See **Pub. 519,** U.S. Tax Guide for Aliens, for more information on resident and nonresident alien status.

Note: *Even though a nonresident alien individual married to a U.S. citizen or resident alien may choose to be treated as a resident alien for certain purposes (for example, filing a joint income tax return), such individual is still treated as a nonresident alien for withholding tax purposes on all income except wages.*

Flow-through entity. A flow-through entity is a foreign partnership (other than a withholding foreign partnership), a foreign simple or foreign grantor trust (other than a withholding foreign trust), or, for payments for which a reduced rate of withholding is claimed under an income tax treaty, any entity to the extent the entity is considered to be fiscally transparent (see below) with respect to the payment by an interest holder's jurisdiction.

Hybrid entity. A hybrid entity is any person (other than an individual) that is treated as fiscally transparent (see below) in the United States but is not treated as fiscally transparent by a country with which the United States has an income tax treaty. Hybrid entity status is relevant for claiming treaty benefits. See the instructions for line 9c on page 5.

Reverse hybrid entity. A reverse hybrid entity is any person (other than an individual) that is not fiscally transparent under U.S. tax law principles but that is fiscally transparent under the laws of a jurisdiction with which the United States has an income tax treaty. See the instructions for line 9c on page 5.

Fiscally transparent entity. An entity is treated as fiscally transparent with respect to an item of income for which treaty benefits are claimed to the extent that the interest holders in the entity must, on a current basis, take into account separately their shares of an item of income paid to the entity, whether or not distributed, and must determine the character of the items of income as if they were realized directly from the sources from which realized by the entity. For example, partnerships, common trust funds, and simple trusts or grantor trusts are generally considered to be fiscally transparent with respect to items of income received by them.

Disregarded entity. A business entity that has a single owner and is not a corporation under Regulations section 301.7701-2(b) is disregarded as an entity separate from its owner.

Amounts subject to withholding. Generally, an amount subject to withholding is an amount from sources within the United States that is fixed or determinable annual or periodical (FDAP) income. FDAP income is all income included in gross income, including interest (as well as OID), dividends, rents, royalties, and compensation. FDAP income does not include most gains from the sale of property (including market discount and option premiums).

Withholding agent. Any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding is a withholding agent. The withholding agent may be an individual, corporation, partnership, trust, association, or any other entity, including (but not limited to) any foreign intermediary, foreign partnership, and U.S. branches of certain foreign banks and insurance companies. Generally, the person who pays (or causes to be paid) the amount subject to withholding to the foreign person (or to its agent) must withhold.

Specific Instructions

Note: *A hybrid entity should give Form W-8BEN to a withholding agent only for income for which it is claiming a reduced rate of withholding under an income tax treaty. A reverse hybrid entity should give*

Form W-8BEN to a withholding agent only for income for which no treaty benefit is being claimed.

Part I

Line 1. Enter your name. If you are a disregarded entity with a single owner who is a foreign person and you are not claiming treaty benefits as a hybrid entity, this form should be completed and signed by your foreign single owner. If the account to which a payment is made or credited is in the name of the disregarded entity, the foreign single owner should inform the withholding agent of this fact. This may be done by including the name and account number of the disregarded entity on line 8 (reference number) of the form. However, if you are a disregarded entity that is claiming treaty benefits as a hybrid entity, this form should be completed and signed by you.

Line 2. If you are a corporation, enter the country of incorporation. If you are another type of entity, enter the country under whose laws you are created, organized, or governed. If you are an individual, enter N/A (for "not applicable").

Line 3. Check the **one** box that applies. By checking a box, you are representing that you qualify for this classification. You must check the box that represents your classification (for example, corporation, partnership, trust, estate, etc.) under U.S. tax principles. **Do not** check the box that describes your status under the law of the treaty country. If you are a partnership or disregarded entity receiving a payment for which treaty benefits are being claimed, you **must** check the "Partnership" or "Disregarded entity" box. If you are a sole proprietor, check the "Individual" box, not the "Disregarded entity" box.

CAUTION *Only entities that are tax-exempt under section 501 should check the "Tax-exempt organizations" box. Such organizations should use Form W-8BEN only if they are claiming a reduced rate of withholding under an income tax treaty or some code exception other than section 501. Use Form W-8EXP if you are claiming an exemption from withholding under section 501.*

Line 4. Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country's income tax. If you are giving Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required by the treaty. **Do not** show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, the permanent residence address is where you maintain your principal office.

Line 5. Enter your mailing address only if it is different from the address you show on line 4.

Line 6. If you are an individual, you are generally required to enter your social security number (SSN). To apply for an SSN, get **Form SS-5** from a Social Security Administration (SSA) office or, if in the United States, you may call the SSA at 1-800-772-1213. Fill in Form SS-5 and return it to the SSA.

If you do not have an SSN and are not eligible to get one, you must get an individual taxpayer identification number (ITIN). **To apply for an ITIN,** file **Form W-7** with the IRS. It usually takes 4-6 weeks to get an ITIN.

Note: *An ITIN is for tax use only. It does not entitle you to social security benefits or change your employment or immigration status under U.S. law.*

If you are not an individual or you are an individual who is an employer or who is engaged in a U.S. trade or business as a sole proprietor, you must enter an employer identification number (EIN). If you do not have an EIN, you should apply for one on **Form SS-4,** Application for Employer Identification Number. If you are a disregarded entity claiming treaty benefits as a hybrid entity, enter **your** EIN.

You **must** provide a U.S. taxpayer identification number (TIN) if you are:

1. Claiming an exemption from withholding under section 871(f) for certain annuities received under qualified plans, or

2. A foreign grantor trust with 5 or fewer grantors, or

3. Claiming benefits under an income tax treaty.

However, a U.S. TIN is not required to be shown in order to claim treaty benefits on the following items of income:

- Dividends and interest from stocks and debt obligations that are actively traded;
- Dividends from any redeemable security issued by an investment company registered under the Investment Company Act of 1940 (mutual fund);
- Dividends, interest, or royalties from units of beneficial interest in a unit investment trust that are (or were upon issuance) publicly offered and are registered with the SEC under the Securities Act of 1933; and
- Income related to loans of any of the above securities.

Note: *You may want to obtain and provide a U.S. TIN on Form W-8BEN even though it is not required. A Form W-8BEN containing a U.S. TIN remains valid for as long as your status and the information relevant to the certifications you make on the form remain unchanged provided at least one payment is reported to you annually on Form 1042-S.*

Line 7. If your country of residence for tax purposes has issued you a tax identifying number, enter it here. For example, if you are a resident of Canada, enter your Social Insurance Number.

Line 8. This line may be used by the filer of Form W-8BEN or by the withholding agent to whom it is provided to include any referencing information that is useful to the withholding agent in carrying out its obligations. For example, withholding agents who are required to associate the Form W-8BEN with a particular Form W-8IMY may want to use line 8 for a referencing number or code that will make the association clear. A beneficial owner may use line 8 to include the number of the account for which he or she is providing the form. A foreign single

owner of a disregarded entity may use line 8 to inform the withholding agent that the account to which a payment is made or credited is in the name of the disregarded entity (see instructions for line 1 starting on page 3).

Part II

Line 9a. Enter the country where you claim to be a resident for income tax treaty purposes. For treaty purposes, a person is a resident of a treaty country if the person is a resident of that country under the terms of the treaty.

Line 9b. If you are claiming benefits under an income tax treaty, you must have a U.S. TIN unless one of the exceptions listed in the line 6 instructions above applies.

Line 9c. An entity (but not an individual) that is claiming a reduced rate of withholding under an income tax treaty must represent that it **(a)** derives the item of income for which the treaty benefit is claimed and **(b)** meets the limitation on benefits provisions contained in the treaty, if any.

An item of income may be derived by either the entity receiving the item of income or by the interest holders in the entity or, in certain circumstances, both. An item of income paid to an entity is considered to be derived by the entity only if the entity is not fiscally transparent under the laws of the entity's jurisdiction with respect to the item of income. An item of income paid to an entity shall be considered to be derived by the interest holder in the entity only if **(a)** the interest holder is not fiscally transparent in its jurisdiction with respect to the item of income and **(b)** the entity is considered to be fiscally transparent under the laws of the interest holder's jurisdiction with respect to the item of income. An item of income paid directly to a type of entity specifically identified in a treaty as a resident of a treaty jurisdiction is treated as derived by a resident of that treaty jurisdiction.

If an entity is claiming treaty benefits on its own behalf, it should complete Form W-8BEN. If an interest holder in an entity that is considered fiscally transparent in the interest holder's jurisdiction is claiming a treaty benefit, the interest holder should complete Form W-8BEN on its own behalf and the fiscally transparent entity should associate the interest holder's Form W-8BEN with a Form W-8IMY completed by the entity.

Note: *An income tax treaty may not apply to reduce the amount of any tax on an item of income received by an entity that is treated as a domestic corporation for U.S. tax purposes. Therefore, neither the domestic corporation nor its shareholders are entitled to the benefits of a reduction of U.S. income tax on an item of income received from U.S. sources by the corporation.*

To determine whether an entity meets the limitation on benefits provisions of a treaty, you must consult the specific provisions or articles under the treaties. Income tax treaties are available on the IRS Web Site at **www.irs.gov**.

Note: *If you are an entity that derives the income as a resident of a treaty country, you may check this box if the applicable income tax treaty does not contain a "limitation on benefits" provision.*

Line 9d. If you are a foreign corporation claiming treaty benefits under an income tax treaty that entered into force before January 1, 1987 (and has not been renegotiated) on **(a)** U.S. source dividends paid to you by another foreign corporation or **(b)** U.S. source interest paid to you by a U.S. trade or business of another foreign corporation, you must generally be a "qualified resident" of a treaty country. See section 884 for the definition of interest paid by a U.S. trade or business of a foreign corporation ("branch interest") and other applicable rules.

In general, a foreign corporation is a qualified resident of a country if one or more of the following applies:

- It meets a 50% ownership and base erosion test.
- It is primarily and regularly traded on an established securities market in its country of residence or the United States.
- It carries on an active trade or business in its country of residence.
- It gets a ruling from the IRS that it is a qualified resident.

See Regulations section 1.884-5 for the requirements that must be met to satisfy each of these tests.

CAUTION *If you are claiming treaty benefits under an income tax treaty entered into force after December 31, 1986, **do not** check box 9d. Instead, check box 9c.*

Line 9e. Check this box if you are related to the withholding agent within the meaning of section 267(b) or 707(b) and the aggregate amount subject to withholding received during the calendar year exceeds $500,000. Additionally, you must file **Form 8833,** Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b).

Line 10

Line 10 must be used **only** if you are claiming treaty benefits that require that you meet conditions not covered by the representations you make in lines 9a through 9e. However, this line should always be completed by foreign students and researchers claiming treaty benefits. See **Scholarship and fellowship grants** below for more information.

Additional examples of persons who should complete this line are:

1. Exempt organizations claiming treaty benefits under the exempt organization articles of the treaties with Canada, Mexico, Germany, and the Netherlands.

2. Foreign corporations that are claiming a preferential rate applicable to dividends based on ownership of a specific percentage of stock.

3. Persons claiming treaty benefits on royalties if the treaty contains different withholding rates for different types of royalties.

This line is generally not applicable to claiming treaty benefits under an interest or dividends (other than dividends subject to a preferential rate based on ownership) article of a treaty.

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual

may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes. The individual must use Form W-9 to claim the tax treaty benefit. See the instructions for Form W-9 for more information. Also see **Nonresident alien student or researcher who becomes a resident alien** on page 6 for an example.

Scholarship and fellowship grants. A nonresident alien student (including a trainee or business apprentice) or researcher who receives noncompensatory scholarship or fellowship income may use Form W-8BEN to claim benefits under a tax treaty that apply to reduce or eliminate U.S. tax on such income. **No Form W-8BEN is required unless a treaty benefit is being claimed.** A nonresident alien student or researcher who receives compensatory scholarship or fellowship income must use Form 8233 to claim any benefits of a tax treaty that apply to that income. The student or researcher must use Form W-4 for any part of such income for which he or she is not claiming a tax treaty withholding exemption. **Do not** use Form W-8BEN for compensatory scholarship or fellowship income. See **Compensation for Dependent Personal Services** in the Instructions for Form 8233.

Note: *If you are a nonresident alien individual who received noncompensatory scholarship or fellowship income and personal services income (including compensatory scholarship or fellowship income) **from the same withholding agent,** you may use Form 8233 to claim a tax treaty withholding exemption for part or all of **both** types of income.*

Completing lines 4 and 9a. Most tax treaties that contain an article exempting scholarship or fellowship grant income from taxation require that the recipient be a resident of the other treaty country at the time of, or immediately prior to, entry into the United States. Thus, a student or researcher may claim the exemption even if he or she no longer has a permanent address in the other treaty country after entry into the United States. If this is the case, you may provide a U.S. address on line 4 and still be eligible for the exemption if all other conditions required by the tax treaty are met. You must also identify on line 9a the tax treaty country of which you were a resident at the time of, or immediately prior to, your entry into the United States.

Completing line 10. You must complete line 10 if you are a student or researcher claiming an exemption from taxation on your scholarship or fellowship grant income under a tax treaty.

Nonresident alien student or researcher who becomes a resident alien. You must use Form W-9 to claim an exception to a saving clause. See **Nonresident alien who becomes a resident alien** on page 5 for a general explanation of saving clauses and exceptions to them.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would complete Form W-9.

Part III

If you check this box, you must provide the withholding agent with the required statement for income from a notional principal contract that is to be treated as income not effectively connected with the conduct of a trade or business in the United States. You should update this statement as often as necessary. A new Form W-8BEN is not required for each update provided the form otherwise remains valid.

Part IV

Form W-8BEN must be signed and dated by the beneficial owner of the income, or, if the beneficial owner is not an individual, by an authorized representative or officer of the beneficial owner. If Form W-8BEN is completed by an agent acting under a duly authorized power of attorney, the form must be accompanied by the power of attorney in proper form or a copy thereof specifically authorizing the agent to represent the principal in making, executing, and presenting the form. **Form 2848,** Power of Attorney and Declaration of Representative, may be used for this purpose. The agent, as well as the beneficial owner, may incur liability for the penalties provided for an erroneous, false, or fraudulent form.

Broker transactions or barter exchanges. Income from transactions with a broker or a barter exchange is subject to reporting rules and backup withholding unless Form W-8BEN or a substitute form is filed to notify the broker or barter exchange that you are an exempt foreign person.

You are an exempt foreign person for a calendar year in which: **(a)** you are a nonresident alien individual or a foreign corporation, partnership, estate, or trust; **(b)** you are an individual who has not been, and does not plan to be, present in the United States for a total of 183 days or more during the calendar year; and **(c)** you are neither engaged, nor plan to be engaged during the year, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

Paperwork Reduction Act Notice. We ask for the information on this form to carry out the Internal Revenue laws of the United States. You are required to provide the information. We need it to ensure that you are complying with these laws and to allow us to figure and collect the right amount of tax.

You are not required to provide the information requested on a form that is subject to the Paperwork Reduction Act unless the form displays a valid OMB control number. Books or records relating to a form or its instructions must

be retained as long as their contents may become material in the administration of any Internal Revenue law. Generally, tax returns and return information are confidential, as required by section 6103.

The time needed to complete and file this form will vary depending on individual circumstances. The estimated average time is: **Recordkeeping,** 5 hr., 58 min.; **Learning about the law or the form,** 3 hr., 46 min.; **Preparing and sending the form to IRS,** 4 hr., 2 min.

If you have comments concerning the accuracy of these time estimates or suggestions for making this form simpler, we would be happy to hear from you. You can write to the Tax Forms Committee, Western Area Distribution Center, Rancho Cordova, CA 95743-0001. **Do not** send Form W-8BEN to this office. Instead, give it to your withholding agent.

The Depositary for the Merger is:

CIBC Mellon Trust Company

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
Email: *inquiries@cibcmellon.com*

Toronto

Delivery By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

Delivery By Hand or By Courier

CIBC Mellon Trust Company
199 Bay Street
Securities Level
Commerce Court West
Toronto, Ontario
M5L 1G9

Delivery By Hand or By Courier
Montréal

CIBC Mellon Trust Company
2001 University Street
Suite 1600
Montréal, Quebec
H3A 2A6

Delivery By Hand or By Courier

U.S. Forwarding Agent: ATT Gary Trodden

New York

Mellon Investor Services LLC
120 Broadway
13th Floor
New York, NY 10271

The Information Agent for the Merger is:

Innisfree M&A Incorporated
501 Madison Avenue,
20th Floor
New York, NY 10022
Shareholders Call Toll-Free:

877-825-8772 (English speakers)
877-825-8777 (French speakers)
(Banks and Brokers may call collect at 212-750-5833)

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/ MANAGEMENT INFORMATION CIRCULAR, INCLUDING THE ANNEXES ATTACHED THERETO AND THE DOCUMENTS INCORPORATED THEREIN BY REFERENCE, BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

MOLSON INC.

LETTER OF TRANSMITTAL AND ELECTION FORM FOR REGISTERED HOLDERS OF MOLSON INC. CLASS B COMMON SHARES

Molson Inc. ("Molson") shareholders whose Molson Class B common shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those Molson Class B common shares as contemplated by this Letter of Transmittal and Election Form.

This Letter of Transmittal and Election Form is for use by the registered holders of Molson Class B common shares in connection with the proposed merger of equals of Molson and Adolph Coors Company ("Coors") by way of a plan of arrangement involving, among others, Molson, holders of Molson Class A non-voting shares, holders of Molson Class B common shares and holders of options to acquire Molson Class A non-voting shares, which arrangement is being submitted for approval at the special meeting of Molson shareholders to be held on January 19, 2005. Holders of Molson Class B common shares are referred to the joint management information circular of Molson and proxy statement of Coors dated December 9, 2004 (the "Circular") that accompanies this Letter of Transmittal and Election Form. Terms used but not defined in this Letter of Transmittal and Election Form that are defined in the Circular have the respective meanings set out in the Circular.

This Letter of Transmittal and Election Form, properly completed and duly executed, together with all other required documents, should be delivered in person or by courier or sent by registered mail to CIBC Mellon Trust Company at one of the addresses set forth on the back page of this Letter of Transmittal and Election Form before 5:00 p.m. (Montréal time) on January 17, 2005 or, if the special meeting of Molson shareholders is adjourned or postponed, before 5:00 p.m. (Montréal time) on the second business day before the date the meeting is to be reconvened (the "Election Deadline").

TO: MOLSON INC.
AND TO: MOLSON COORS CANADA INC.
AND TO: ADOLPH COORS COMPANY
AND TO: CIBC Mellon Trust Company, at its addresses set out at the back of this Letter of Transmittal and Election Form.

The undersigned hereby deposits with you, for exchange upon the arrangement becoming effective, the enclosed certificate(s) for Molson Class B common shares, details of which are as follows:

Name(s) and Address of Registered Holder(s)	Certificate Number(s)	Number of Molson Class B common shares deposited with this Letter of Transmittal and Election Form

Note: If space is insufficient, please attach a separate schedule to this Letter of Transmittal and Election Form as outlined in Instruction 6(a).

Figure 1: Description of Molson Class B common shares transmitted.

Canadian resident holders of Molson Class B common shares (other than dissenting shareholders) who have properly completed, duly executed and delivered this Letter of Transmittal and Election Form, their Molson Class B common share certificate(s) and all other required documents before the Election Deadline, will be entitled to receive on or after the effective date of the arrangement one of the following in respect of each of those shares:

(i) both:

- 0.126 of a Class A exchangeable share of Molson Coors Exchangeco (and certain ancillary rights), with a whole share being exchangeable at any time on a one-for-one basis for a share of Molson Coors Class A common stock; and
- 0.234 of a Class B exchangeable share of Molson Coors Exchangeco (and certain ancillary rights), with a whole share being exchangeable at any time on a one-for-one basis for a share of Molson Coors Class B common stock;

or

(ii) both:

- 0.126 of a Class A preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.126 of a share of Molson Coors Class A common stock; and
- 0.234 of a Class B1 preferred share and 0.234 of a Class B2 preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.234 of a share of Molson Coors Class B common stock;

or

(iii) an equivalent combination of exchangeable shares of Molson Coors Exchangeco and, through the preferred share exchange, shares of Molson Coors common stock, as selected by the holder.

Only holders of Molson shares that are Canadian residents and hold Molson shares on their own behalf or holders of Molson shares who hold such Molson shares on behalf of a Canadian resident, may elect to receive consideration that includes exchangeable shares of Molson Coors Exchangeco. For this purpose, Canadian resident means a resident of Canada for purposes of the *Income Tax Act* (Canada) and includes a partnership any member of which is a resident of Canada for purposes of that Act.

Holders of Molson Class B common shares (other than dissenting shareholders) who are not residents of Canada, will receive on or after the effective date of the arrangement in respect of each of those shares both:

- 0.126 of a Class A preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.126 of a share of Molson Coors Class A common stock; and
- 0.234 of a Class B1 preferred share and 0.234 of a Class B2 preferred share of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for 0.234 of a share of Molson Coors Class B common stock;

upon the returning of this Letter of Transmittal and Election Form properly completed, duly executed and delivered, their Molson Class B common share certificate(s) and all other required documents.

You must include your Molson Class B common share certificate(s) and any other required documentation with this Letter of Transmittal and Election Form to make an effective election.

If CIBC Mellon Trust Company does not receive this Letter of Transmittal and Election Form properly completed and duly executed, together with your Molson Class B common share certificate(s) and all other required documentation before the Election Deadline, an election will be made for the holder (a "Deemed Election") based on the address of the record holder of the shares (as shown in the Molson shareholder register as of the close of business (Montréal time) on the day preceding the effective date of the arrangement). Holders with a record address in Canada will receive only exchangeable shares of Molson Coors Exchangeco, and holders with a record address outside of Canada will receive only preferred shares of Molson Coors Exchangeco that, as part of the Arrangement, will be promptly exchanged for shares of Molson Coors common stock.

Holders with a record address in Canada who wish to receive only exchangeable shares of Molson Coors Exchangeco and holders with a record address outside of Canada who wish to receive only preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for shares of Molson Coors common stock do not need to submit this Letter of Transmittal and Election Form, certificates representing their Molson Class B common shares and other required documents before the effective time of the arrangement. However, holders will not receive certificates representing exchangeable shares of Molson Coors Exchangeco or shares of Molson Coors common stock, or receive dividends or other distributions in respect of these shares until such documents are properly completed and returned to CIBC Mellon Trust Company.

For Canadian resident holders of Molson shares, the tax consequences may differ significantly depending on whether exchangeable shares of Molson Coors Exchangeco (and certain ancillary rights) are received pursuant to the arrangement. If you are a Canadian resident Molson shareholder, you should consider carefully the tax consequences to you in determining whether to elect to receive shares of Molson Coors common stock and/or exchangeable shares of Molson Coors Exchangeco (and certain ancillary rights).

Rather than receiving a certificate representing a fractional interest in an exchangeable share of Molson Coors Exchangeco or a share of Molson Coors common stock for any excess over a whole share number, a Molson shareholder will receive a cash payment equal to the shareholder's pro rata portion of the net proceeds after expenses received by the depositary upon the sale of whole shares representing the accumulation of all fractional interests in the shares to which all Molson shareholders would otherwise be entitled.

Cash in respect of fractional interests in exchangeable shares of Molson Coors Exchangeco and shares of Molson Coors common stock will be paid in Canadian currency. To avoid backup withholding on such payments, a Molson shareholder should provide the depositary with a Form W-9 or W-8, as applicable, which forms are included on page 15 of this Letter of Transmittal and Election Form.

Under the terms of the arrangement, if you hold Molson shares directly or indirectly through one or more federal Canadian holding companies incorporated after August 15, 2004, you have the option of completing a corporate reorganization with Molson after the Molson special meeting but prior to the effective time of the arrangement. Under this "holding company alternative", Molson will purchase all of the issued and outstanding shares of your Canadian holding company in exchange for the issuance by Molson of the same number of Molson Class A non-voting shares or Molson Class B common shares, as the case may be, as are held by your holding company at the time of the purchase and sale. If you participate in the holding company alternative, you will receive, directly or indirectly, the same consideration under the arrangement that would otherwise have been received by your holding company.

Choosing the holding company alternative will require you to implement a complex corporate structure through which to hold Molson shares. The holding company alternative will have Canadian federal income tax consequences for you that are not described in this document or in the Circular. If you wish to avail yourself of the holding company alternative, you should consult your own financial, tax and legal advisors.

This Letter of Transmittal and Election Form may not be used by Molson shareholders who wish to participate in the arrangement through the holding company alternative. A Molson shareholder who wishes to avail itself of the holding company alternative must advise Molson in writing at the address and before the deadline set out in the Circular and satisfy the terms and conditions applicable to the holding company alternative set out in the Circular.

PLEASE READ CAREFULLY THE CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

PART 1—ELECTION FOR CANADIAN RESIDENT SHAREHOLDERS ONLY*

Under the arrangement, the undersigned hereby elects to receive the following consideration for the Molson Class B common shares represented by the enclosed certificate(s):

CHECK ONE OF THE THREE BOXES BELOW:

(i) ☐ Only Class A exchangeable shares and Class B exchangeable shares of Molson Coors Exchangeco (and certain ancillary rights);

➧ If you have checked this box, see Figure 3: Tax Election Package Request Form.

OR

(ii) ☐ Only Class A preferred shares, Class B1 preferred shares and Class B2 preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for Class A common stock and Class B common stock of Molson Coors;

OR

(iii) ☐ A combination of Class A exchangeable shares and Class B exchangeable shares of Molson Coors Exchangeco (and certain ancillary rights), and Class A preferred shares, Class B1 preferred shares and Class B2 preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for Class A common stock and Class B common stock of Molson Coors; whereby the undersigned elects to receive for each Molson Class B common share represented by the enclosed certificate(s) the percentages indicated in the boxes opposite each form of consideration:

Instructions: **Please fill out each box with a number between 0 and 100. Totals for each category must equal 100.**

☐	%	Class A exchangeable shares of Molson Coors Exchangeco (and certain ancillary rights)
☐	%	Class A preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for Class A common stock of Molson Coors
100	%	TOTAL—*Add the numbers indicated in the 2 boxes above. The total must equal 100.*
AND		
☐	%	Class B exchangeable shares of Molson Coors Exchangeco (and certain ancillary rights)
☐	%	Class B1 preferred shares and Class B2 preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for Class B common stock of Molson Coors
100	%	TOTAL—*Add the numbers indicated in the 2 boxes above. The total must equal 100.*

➧ If you have checked this box, see Figure 3: Tax Election Package Request Form.

If an election as to the consideration is not made, or is not properly made, holders with a record address in Canada (as shown in the Molson shareholder register as of the close of business (Montréal time) on the day preceding the effective date of the arrangement) will receive only exchangeable shares of Molson Coors Exchangeco, and holders with a record address outside of Canada (as shown in the Molson shareholder register as of the close of business (Montréal time) on the day preceding the effective date of the arrangement) will receive only preferred shares of Molson Coors Exchangeco that, as part of the arrangement, will be promptly exchanged for shares of Molson Coors common stock.

Pursuant to the arrangement, where a beneficial owner of Molson Class B common shares receives shares of Molson Coors Exchangeco of different classes or shares of Molson Coors Exchangeco of one or more classes and ancillary rights, a pro rata portion of each type of consideration received by such

beneficial owner will be allocated to each such Molson Class B common share, so that such beneficial owner will receive for each Molson Class B common share, the same indivisible combination of types of consideration as is received for every other Molson Class B common share of such beneficial owner.

Molson shareholders should consult with their financial and tax advisors prior to the election of the consideration available to them under the arrangement.

The undersigned holder of Molson Class B common shares acknowledges that the intention of Molson Coors Exchangeco in creating the exchangeable shares is to have economic and voting attributes associated with the exchangeable shares that are, as nearly as practicable, equivalent to those of the corresponding class of Molson Coors common stock. Molson Coors will covenant in the voting and exchange trust agreement to be entered into in connection with the arrangement to provide financial and other information regarding Molson Coors to holders of exchangeable shares. By electing to receive exchangeable shares of Molson Coors Exchangeco as indicated above, the undersigned acknowledges Molson Coors' covenant in that regard and that the undersigned does not wish to receive the documents referred to in Section 155 of the *Canada Business Corporations Act* relating to Molson Coors Exchangeco.

---

* *Holders of Molson Class B common shares (other than dissenting shareholders) who are not Canadian residents will receive, through the preferred share exchange, Molson Coors common stock. Therefore, no election as to the consideration to be received by them is required.*

Figure 2: Canadian Resident Shareholder Election Form

IF YOU ARE A CANADIAN RESIDENT SHAREHOLDER HAVING ELECTED TO RECEIVE CONSIDERATION THAT INCLUDES EXCHANGEABLE SHARES, AND IF YOU ARE ELIGIBLE FOR AND DESIRE A POTENTIAL CANADIAN TAX DEFERRAL, PLEASE MAKE THE FOLLOWING ELECTION

By checking this box ☐ , the undersigned:

(i) represents that the undersigned is, or holds Molson Class B common shares on behalf of, an "eligible shareholder" (as defined below);

(ii) acknowledges that it is the undersigned's responsibility to prepare and file the appropriate tax election(s) that will be included in the tax election filing package and to send two signed copies of the applicable tax election forms to Molson Coors Exchangeco at the address indicated in the tax election package within 90 days following the effective date of the arrangement, duly completed with all required information; and

(iii) acknowledges that a Canadian tax deferral is only available to the extent that the undersigned receives exchangeable shares of Molson Coors Exchangeco as partial or total consideration in respect of the Molson Class B common shares deposited herewith and completes and duly files a valid tax election with the appropriate taxation authorities.

See "Material Canadian Federal Income Tax Consequences to Molson Shareholders" in the Circular.

An "eligible shareholder" must (i) be the beneficial owner of Molson Class B common shares; (ii) be a resident of Canada for purposes of the *Income Tax Act* (Canada) or a partnership any member of which is a resident of Canada for purposes of the *Income Tax Act* (Canada); (iii) not be exempt from tax under the *Income Tax Act* (Canada); and (iv) not be a partnership, all of the members of which who are residents of Canada are exempt from tax under the *Income Tax Act* (Canada).

If you have checked the box above, please check the appropriate boxes below:

	Yes	No
The undersigned requests that a tax election filing package be forwarded to the undersigned by mail at the address specified herein	☐	☐
The undersigned will obtain the tax election filing package via the Internet at www.molson.com/investors	☐	☐
The undersigned is a partnership	☐	☐
The undersigned intends to file a corresponding tax election in Québec .	☐	☐

Figure 3: Tax Election Package Request Form

PART II—FOR ALL MOLSON SHAREHOLDERS

It is understood that upon receipt and deposit of: (i) this Letter of Transmittal and Election Form, (ii) the Molson Class B common share certificate(s) and (iii) all other required documentation, and following the effective date of the arrangement, Molson Coors Exchangeco, Molson Coors or their agent will send to the undersigned or hold for pick up, in accordance with the instructions given below, certificate(s) for shares of Molson Coors common stock or exchangeable shares of Molson Coors Exchangeco to which the undersigned is entitled under the arrangement. The share certificate(s), if any, will be in the name of the holder of Molson Class B common shares set forth below.

The undersigned holder of Molson Class B common shares covenants, represents and warrants that (i) the undersigned is the owner of the Molson Class B common shares being deposited, (ii) such shares are owned by the undersigned free and clear of all hypothecs, mortgages, liens, charges, encumbrances, security interests and adverse claims, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form, (iv) all information inserted into this Letter of Transmittal and Election Form by the undersigned is accurate, and (v) the undersigned will not, prior to the effective date of the arrangement, transfer or permit to be transferred any of such deposited Molson Class B common shares.

The covenants, representations and warranties of the undersigned herein contained survive the completion of the arrangement.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and Election Form or a proxy granted for use at the special meeting of Molson shareholders, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Molson Class B common shares being deposited. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, except a proxy granted for use at the Molson special meeting, will be granted with respect to the deposited Molson Class B common shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form survives the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

The undersigned instructs Molson Coors Exchangeco, Molson Coors and CIBC Mellon Trust Company to mail the certificate(s) representing exchangeable shares of Molson Coors Exchangeco or shares of Molson Coors common stock promptly after the effective date of the arrangement, by first class insured mail, postage prepaid, to the undersigned, or to hold such certificates for pick-up promptly after the effective date according to the instructions given below.

If the arrangement is not completed, the deposited Molson Class B common shares and all other ancillary documents will be returned to the undersigned by first class insured mail, postage prepaid, at the address of the undersigned shown on the register of Molson shareholders as of the close of business (Montréal time) on the day preceding the date of the special meeting of Molson shareholders or, if Box C below has been completed, will be held for pickup by the undersigned. The undersigned recognizes that Molson has no obligation pursuant to the instructions given below to transfer any Molson Class B common shares from the name of the registered holder thereof if the arrangement is not completed.

By reason of the use by the undersigned of an English language form of this Letter of Transmittal and Election Form, the undersigned is deemed to have required that any contract evidenced by the arrangement as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. *En raison de l'usage d'une version anglaise de cette lettre d'envoi et formule de choix par le soussigné, ce dernier est réputé avoir demandé que tout contrat attesté par l'arrangement, qui est accepté au moyen de cette lettre d'envoi et formule de choix, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.*

Please read carefully the attached instructions.

A. Registration and Payment Instructions

Issue and send certificate(s) in the name as indicated below, and enter the address indicated below in the share register.

Name *(please print)*

Street Address

City, Province or State, Postal or Zip Code

Country

Telephone—Business Hours

Social Insurance or Social Security Number

B. Special Delivery Instructions

To be completed ONLY if certificate(s) are to be sent to someone other than the registered holder shown in Box A or to an address other than the address of the registered holder shown in Box A.

Mail to the name and address below:

Name *(please print)*

Street Address

City, Province or State, Postal or Zip Code

Country

Telephone—Business Hours

C. Special Pick-up Instructions

Hold certificate(s) for pick-up at the following office of CIBC Mellon Trust Company the address of which is shown on the last page of this Letter of Transmittal and Election Form:

☐ Toronto office

☐ Montréal office

E. U.S. Residents/Citizens

U.S. residents/citizens must provide their Social Security Number or Taxpayer Identification Number:

D. Information regarding residence of Molson shareholders

The undersigned holder of Molson Class B common shares represents that the beneficial owner of such Molson Class B common shares:

☐ is a resident of Canada for purposes of the *Income Tax Act* (Canada) or a partnership a member of which is a resident of Canada for the purposes of the *Income tax Act* (Canada)

or

☐ is not a resident of Canada for purposes of the *Income Tax Act* (Canada) nor a partnership any member of which is a resident of Canada for the purposes of the *Income Tax Act* (Canada)

Dated: ______________________________

Signature of holder or authorized representative

Signature of any joint holder

Name of Shareholder *(please print)*

Name of authorized representative *(please print)*

Signature Guaranteed By:
(if required under Instruction 3)

Authorized signature

Name of Guarantor *(please print)*

INSTRUCTIONS:

1. Use of Letter of Transmittal and Election Form

(a) In order for a valid election other than a Deemed Election to be made, this Letter of Transmittal and Election Form (or manually signed facsimile thereof) together with the accompanying certificate(s) representing Molson Class B common shares and all other required documents must be received by CIBC Mellon Trust Company at one of the addresses specified on the back page of this Letter of Transmittal and Election Form before the Election Deadline.

For example, holders of Molson Class B common shares with an address, as shown on the Molson shareholder register, in Canada who wish to receive shares of Molson Coors common stock rather than exchangeable shares of Molson Coors Exchangeco must ensure that the foregoing documents are received by CIBC Mellon Trust Company as required before the Election Deadline.

This Letter of Transmittal and Election Form (or a manually signed facsimile thereof) and any other required documents should also be returned to CIBC Mellon Trust Company at one of the addresses specified on the back page of this Letter of Transmittal and Election Form in order for holders of Molson Class B common shares to receive certificates representing exchangeable shares of Molson Coors Exchangeco or shares of Molson Coors common stock and to receive dividends or other distributions in respect of these shares, but are not required to be returned before the Election Deadline for these purposes.

(b) The method used to deliver this Letter of Transmittal and Election Form, the accompanying certificate(s) representing Molson Class B common shares and all other required documents is at the option and risk of the Molson shareholder, and delivery will be deemed to be effective only when such documents are actually received. Molson recommends that the necessary documentation be hand delivered to CIBC Mellon Trust Company at one of the addresses specified on the back page of this Letter of Transmittal and Election Form and a receipt obtained; otherwise, the use of registered, insured mail, with return receipt requested, is recommended. A pre-addressed security return envelope is enclosed for your convenience.

2. Signatures

(a) This Letter of Transmittal and Election Form must be filled in, dated and signed by the holder of the Molson Class B common shares or by such holder's duly authorized representative in accordance with Instruction 4.

(b) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed for transfer. If such transmitted certificate(s) is owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(c) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if certificate(s) representing exchangeable shares of Molson Coors Exchangeco or Molson Coors common stock are to be issued to a person other than the registered owner(s):

(i) such deposited certificate(s) must be endorsed for transfer or be accompanied by appropriate share transfer power(s) of attorney properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3.

3. Guarantee of Signature

(a) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Molson Class B common shares, or if the arrangement is not completed and the Molson Class B common shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Molson Class B common shares or if certificate(s) representing exchangeable shares of Molson Coors Exchangeco or shares of Molson Coors common stock are to be issued to a person other than the registered owner(s), such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

(b) An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal and Election Form is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of authority to act. Any of Molson, Molson Coors Exchangeco, Coors or CIBC Mellon Trust Company may, in their discretion, require additional evidence of authority or additional documentation.

5. Delivery Instructions

The Box entitled "B—Special Delivery Instructions" should be completed only if the address to which the share certificate(s) are to be mailed is different from that provided in Box A. If neither Box B nor Box C is completed, any new share certificate(s) issued in exchange for Molson Class B common shares will be mailed to the depositing Molson shareholder at the address indicated in Box A in this Letter of Transmittal and Election Form. If Box C is not completed and no address is provided in this Letter of Transmittal and Election Form, then any new share certificates will be mailed to the address of the Molson shareholder as it appears on the register of Molson Class B common shares as of the close of business (Montréal time) on the business day preceding the date of the special meeting of Molson shareholders.

6. Miscellaneous

(a) If the space provided above in "Figure 1: Description of Molson Class B common shares transmitted" is insufficient, the requested information should be set out in a separate list and attached to this Letter of Transmittal and Election Form.

(b) If Molson Class B common shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal and Election Form should be completed and signed for each different registration.

(c) Where the undersigned elects to receive exchangeable shares of Molson Coors Exchangeco, the undersigned **must** complete "Box D—Information Regarding Residence of Molson Shareholders" in this Letter of Transmittal and Election Form indicating whether the undersigned is a resident or non-resident of Canada.

(d) No alternative, conditional or contingent deposits will be accepted and no fractional exchangeable shares of Molson Coors Exchangeco or fractional shares of Molson Coors common stock will be issued.

(e) Additional copies of this Letter of Transmittal and Election Form may be obtained from CIBC Mellon Trust Company at one of the addresses specified on the back page of this Letter of Transmittal and Election Form.

(f) Molson, Molson Coors Exchangeco and Coors reserve the right, if they so elect collectively, in their absolute discretion, to instruct CIBC Mellon Trust Company to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by them.

(g) It is strongly recommended that, prior to completing this Letter of Transmittal and Election Form, the undersigned read the accompanying Circular and the annexes attached thereto.

7. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to CIBC Mellon Trust Company. CIBC Mellon Trust Company will respond with the replacement requirements.

8. Assistance

CIBC Mellon Trust Company and Innisfree M&A Incorporated (see back cover for addresses and telephone numbers) or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal and Election Form.

9. Form W-9—U.S. Shareholders

In order to avoid backup withholding of U.S. federal income tax, a Molson shareholder who is a resident of the U.S. for U.S. federal income tax purposes is required to provide the shareholder's current taxpayer identification number ("TIN") by completing the enclosed Form W-9, certifying under penalties of perjury that the TIN provided on that form is correct (or that such shareholder is awaiting receipt of a TIN), that the shareholder is a U.S. resident for U.S. federal income tax purposes, and that (i) the shareholder is exempt from backup withholding, (ii) the shareholder has not been notified by the Internal Revenue Service that the shareholder is subject to backup withholding as a result of failure to report all interest or dividends or (iii) after being so notified, the Internal Revenue Service has notified the shareholder that the shareholder is no longer subject to backup withholding. If the correct TIN is not provided or if any other information is not correctly provided, a penalty of up to U.S.$500 may be imposed on the shareholder by the Internal Revenue Service and the shareholder may be subject to backup withholding at a rate of 28%. Willfully falsifying certifications or affirmations may result in criminal penalties.

Backup withholding is not an additional U.S. income tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained provided that the required information is furnished in a timely manner to the Internal Revenue Service.

The TIN for an individual U.S. citizen or resident is the individual's social security number. A shareholder who does not have a TIN may write "Applied For" in Part I of the Form W-9 if such shareholder has applied for a TIN or intends to apply for a TIN in the near future. If the shareholder does not provide a TIN within 60 days, the shareholder will be subject to backup withholding until a TIN is provided.

Certain Molson shareholders (including, among others, all corporations and certain not-for-profit organizations) are not subject to these backup withholding requirements. To avoid possible erroneous backup withholding, a shareholder who is a U.S. resident for U.S. federal income tax purposes and is exempt from backup withholding should complete the Form W-9 by providing the shareholder's correct TIN, signing and dating the form, and checking the box "Exempt from backup withholding". A shareholder should consult its tax advisor as to the shareholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

10. Form W-8—Non-U.S. Shareholders

A Molson shareholder who is not a resident of the U.S. for U.S. federal income tax purposes must submit the appropriate Form(s) W-8. Generally, a foreign individual or a foreign corporation that is not a pass-through entity for U.S. federal income tax purposes and is not engaged in a trade or business within the U.S. would provide a Form W-8BEN. A foreign entity that is a pass-through entity for U.S. federal income tax purposes and is not engaged in a trade or business within the U.S. would generally provide a Form W -8BEN and/or a Form W-8IMY (which may require an additional Form W-8BEN for its beneficial owners), depending on its particular circumstances. A foreign individual or a foreign entity that is engaged in a trade or business within the U.S. may be required to provide a Form W-8ECI. The Form W-8BEN is enclosed herein. The Forms W-8IMY and W-8ECI will be provided to you upon request to Molson c/o Secretary, 1555 Notre Dame Street East, 4th Floor, Montréal (Quebec) H2L 2R5.

Additionally, any Molson shareholder who wants to claim treaty benefits (such as a reduced rate of withholding on dividends) must provide certain information and make certain certifications under penalties of perjury as to the person's status as a non-U.S. resident for U.S. federal income tax purposes on Form W-8BEN. Please claim all treaty benefits to which you may be entitled.

You may want to provide a TIN on Form W-8BEN even if it is not required. A Form W-8BEN provided without a TIN generally will be valid until the last day of the third succeeding calendar year from the date the form is signed. A Form W-8BEN provided with a TIN generally will be valid until a change of circumstances renders any information on the form incorrect.

Exempt persons are not subject to backup withholding. Molson shareholders that are non-U.S. residents for U.S. federal income tax purposes may qualify as exempt persons by submitting Form W-8BEN, signed under penalties of perjury, certifying such shareholder's foreign status.

If backup withholding applies, 28% of certain payments to be made to the shareholder is required to be withheld. Backup withholding is not an additional tax. Rather, the U.S. tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the Internal Revenue Service.

All Molson shareholders are urged to consult their own tax advisors to determine which forms should be used and whether they are exempt from backup withholding.

Form **W-9**
(Rev. January 2003)

Department of the Treasury
Internal Revenue Service

IRS FORM W-9
Request for Taxpayer Identification Number and Certification

Give form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

Name

Business name, if different from above

Check appropriate box: Individual/ ☐ Sole proprietor ☐ Corporation ☐ Partnership ☐ Other ▶ .... Exempt from backup ☐ withholding

Address (number, street, and apt, or suite no.) | Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. For individuals, this is your social security number (SSN). **However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3.** For other entities, it is your employer identification number (EIN). If you do not have a number, see **How to get a TIN** on page 3.

Note: *If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.*

Social security number

or

Employer identification number

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), **and**
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, **and**
3. I am a U.S. person (including a U.S. resident alien).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the instructions on page 4.)

Sign Here | **Signature of U.S. person ▶** | **Date ▶**

Purpose of Form

A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

U.S. person. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee.

Note: *If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.*

Foreign person. If you are a foreign person, use the appropriate Form W-8 (see **Pub. 515,** Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien.

Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a **nonresident alien or a foreign entity** not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 30% of such payments (29% **after** December 31, 2003; 28% **after** December 31, 2005). This is called "backup withholding." Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will **not** be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester, or

2. You do not certify your TIN when required (see the Part II instructions on page 4 for details), or

3. The IRS tells the requester that you furnished an incorrect TIN, or

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate **Instructions for the Requester of Form W-9.**

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your social security card. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your **individual** name as shown on your social security card on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, **enter the owner's name on the "Name" line.** Enter the LLC's name on the "Business name" line.

Other entities. Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note: *You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).*

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt from backup withholding" box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note: *If you are exempt from backup withholding, you should still complete this form and avoid possible erroneous backup withholding.*

Exempt payees. Backup withholding is **not required** on any payments made to the following payees:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2);

2. The United States or any of its agencies or instrumentalities;

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities;

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities; or

5. An international organization or any of its agencies or instrumentalities.

Other payees that **may be exempt** from backup withholding include:

6. A corporation;

7. A foreign central bank of issue;

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States;

9. A futures commission merchant registered with the Commodity Futures Trading Commission;

10. A real estate investment trust;

11. An entity registered at all times during the tax year under the Investment Company Act of 1940;

12. A common trust fund operated by a bank under section 584(a);

13. A financial institution;

14. A middleman known in the investment community as a nominee or custodian; or

15. A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, **1** through **15.**

If the payment is for...	**THEN the payment is exempt for...**
Interest and dividend payments	All exempt recipients except for **9**
Broker transactions	Exempt recipients **1** through **13.** Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker
Barter exchange transactions and patronage dividends	Exempt recipients **1** through **5**
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt recipients **1** through **7**[2]

[1] See Form **1099-MISC,** Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are **not exempt** from backup withholding: medical and health care payments, attorneys' fees; and payments for services paid by a Federal executive agency.

Part I—Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a **resident alien** and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see **How to get a TIN** below.

*If you are a **sole proprietor** and you have an EIN,* you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-owner **LLC** that is disregarded as an entity separate from its owner (see **Limited liability company (LLC)** on page 2), enter your SSN (or EIN, if you have one). If the LLC is a corporation, partnership, etc., enter the entity's EIN.

Note: *See the chart on page 4 for further clarification of name and TIN combinations.*

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get **Form SS-5,** Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at **www.ssa.gov/online/ss5.html**. You may also get this form by calling 1-800-772-1213. Use **Form W-7,** Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or **Form SS-4,** Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at **www.irs.gov**.

If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: *Writing "Applied For" means that you have already applied for a TIN **or** that you intend to apply for one soon.*

Caution: *A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.*

Part II—Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 3, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt recipients, see **Exempt from backup withholding** on page 2.

Signature requirements. Complete the certification as indicated in **1** through **5** below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA or Archer MSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5. Sole proprietorship or single-owner LLC	The owner [3]
For this type of account:	**Give name and EIN of:**
6. Sole proprietorship or single-owner LLC	The owner [3]
7. A valid trust, estate, or pension trust	Legal entity [4]
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] **You must show your individual name,** but you may also enter your business or "DBA" name. You may use either your SSN or EIN (if you have one).

[4] List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: *If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.*

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 30% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

Form **W-8BEN**
(Rev. December 2000)

Department of the Treasury
Internal Revenue Service

Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

▶ Section references are to the Internal Revenue Code. ▶ See separate instructions.
▶ Give this form to the withholding agent or payer. Do not send to the IRS.

OMB No. 1545-1621

Do not use this form for: **Instead, use Form:**

- A U.S. citizen or other U.S. person, including a resident alien individual W-9
- A person claiming an exemption from U.S. withholding on income effectively connected with the conduct of a trade or business in the United States W-8ECI
- A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions) . . . . . W-8ECI or W-8IMY
- A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, or 1443(b) (see instructions) . . . . . W-8ECI or W-8EXP

Note: *These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.*

- A person acting as an intermediary W-8IMY

Note: *See instructions for additional exceptions.*

Part I. Identification of Beneficial Owner (See instructions.)

1 Name of individual or organization that is the beneficial owner

2 Country of incorporation or organization

3 Type of beneficial owner: ☐ Individual ☐ Corporation ☐ Disregarded entity ☐ Partnership ☐ Simple trust ☐ Grantor trust ☐ Complex trust ☐ Estate ☐ Government ☐ International organization ☐ Central bank of issue ☐ Tax-exempt organization ☐ Private foundation

4 Permanent residence address (street, apt. or suite no., or rural route). **Do not use a P.O. box or in-care-of address.**

City or town, state or province. Include postal code where appropriate.

Country (do not abbreviate)

5 Mailing address (if different from above)

City or town, state or province. Include postal code where appropriate.

Country (do not abbreviate)

6 U.S. taxpayer identification number, if required (see instructions) ☐ SSN or ITIN ☐ EIN

7 Foreign tax identifying number, if any (optional)

8 Reference number(s) (see instructions)

Part II. Claim of Tax Treaty Benefits (if applicable)

9 I certify that (check all that apply):

a ☐ The beneficial owner is a resident of .... within the meaning of the income tax treaty between the United States and that country.

b ☐ If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).

c ☐ The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

d ☐ The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a corporation, and meets qualified resident status (see instructions).

e ☐ The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

10 Special rates and conditions (if applicable—see instructions): The beneficial owner is claiming the provisions of Article .... of the treaty identified on line 9a above to claim a ....% rate of withholding on (specify type of income):..........
Explain the reasons the beneficial owner meets the terms of the treaty article:..........
....

Part III. Notional Principal Contracts

11 ☐ I have provided or will provide a statement that identifies those notional principal contracts from which the income is **not** effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

Part IV. Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

- I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates.
- The beneficial owner is not a U.S. person.
- The income to which this form relates is not effectively connected with the conduct of a trade or business in the United States or is effectively connected but is not subject to tax under an income tax treaty, and
- For the broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here ▶ Signature of beneficial owner (or individual authorized to sign for beneficial owner) Date (MM-DD-YYYY) Capacity in which acting

For Paperwork Reduction Act Notice, see separate instructions. Cat. No. 25047Z Form **W-8BEN** (Rev. 12-2000)

Instructions for Form W-8BEN

Department of the Treasury
Internal Revenue Service

(Rev. January 2003)
(Use with the December 2000 revision of From W-8BEN.)
Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

Section references are to the Internal Revenue Code unless otherwise noted.

General Instructions

Note: *For definitions of terms used throughout these instructions, see **Definitions** on pages 2 and 3.*

A change to note. We added **Nonresident alien who becomes a resident alien** to the instructions for line 10 on page 5. This new section requires the use of Form W-9 in certain circumstances. See page 5 for details.

Purpose of form. Foreign persons are subject to U.S. tax at a 30% rate on income they receive from U.S. sources that consists of:

- Interest (including certain original issue discount (OID));
- Dividends;
- Rents;
- Royalties;
- Premiums;
- Annuities;
- Compensation for, or in expectation of, services performed;
- Substitute payments in a securities lending transaction; or
- Other fixed or determinable annual or periodical gains, profits, or income.

This tax is imposed on the gross amount paid and is generally collected by withholding on that amount. A payment is considered to have been made whether it is made directly to the beneficial owner or to another person, such as an intermediary, agent, or partnership, for the benefit of the beneficial owner.

If you receive certain types of income, you must provide Form W-8BEN to:

- Establish that you are not a U.S. person;
- Claim that you are the beneficial owner of the income for which Form W-8BEN is being provided; and
- If applicable, claim a reduced rate of, or exemption from, withholding as a resident of a foreign country with which the United States has an income tax treaty.

You may also be required to submit Form W-8BEN to claim an exception from domestic information reporting and backup withholding for certain types of income that are not subject to foreign-person withholding. Such income includes:

- Broker proceeds.
- Short-term (183 days or less) original issue discount (OID).
- Bank deposit interest.
- Foreign source interest, dividends, rents, or royalties.
- Proceeds from a wager placed by a nonresident alien individual in the games of blackjack, baccarat, craps, roulette, or big-6 wheel.

You may also use Form W-8BEN to certify that income from a notional principal contract is not effectively connected with the conduct of a trade or business in the United States.

A withholding agent or payer of the income may rely on a properly completed Form W-8BEN to treat a payment associated with the Form W-8BEN as a payment to a foreign person who beneficially owns the amounts paid. If applicable, the withholding agent may rely on the Form W-8BEN to apply a reduced rate of withholding at source.

Provide Form W-8BEN to the withholding agent or payer before income is paid or credited to you. Failure to provide a Form W-8BEN when requested may lead to withholding at a 30% rate (foreign-person withholding) or the backup withholding rate.

Note: *For additional information and instructions for the withholding agent, see the **Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.***

Who must file. You must give Form W-8BEN to the withholding agent or payer if you are a foreign person and you are the beneficial owner of an amount subject to withholding. Submit Form W-8BEN when requested by the withholding agent or payer whether or not you are claiming a reduced rate of, or exemption from, withholding.

Do not use Form W-8BEN if:

- You are a U.S. citizen (even if you reside outside the United States) or other U.S. person (including a resident alien individual). Instead, use **Form W-9**, Request for Taxpayer Identification Number and Certification.
- You are a disregarded entity with a single owner that is a U.S. person and you are not a hybrid entity claiming treaty benefits. Instead, provide Form W-9.
- You are a nonresident alien individual who claims exemption from withholding on compensation for independent or dependent personal services performed in the United States. Instead, provide **Form 8233**, Exemption from Withholding on Compensation for Independent (and Certain Dependent) Personal Services of a Nonresident Alien Individual, or **Form W-4**, Employee's Withholding Allowance Certificate.

Cat. No. 5576H

• You are receiving income that is effectively connected with the conduct of a trade or business in the United States. Instead, provide **Form W-8ECI,** Certificate of Foreign Person's Claim for Exemption From Withholding on Income Effectively Connected With the Conduct of a Trade or Business in the United States. If any of the income for which you have provided a Form W-8BEN becomes effectively connected, this is a change in circumstances and Form W-8BEN is no longer valid. You must file Form W-8ECI. See **Change in circumstances** below.
• You are filing for a foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section 115(2), 501(c), 892, 895, or 1443(b). Instead, provide **Form W-8EXP,** Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding. However, you should use Form W-8BEN if you are claiming treaty benefits or are providing the form only to claim you are a foreign person exempt from backup withholding. You should use Form W-8ECI if you received effectively connected income (for example, income from commercial activities).
• You are a foreign flow-through entity, other than a hybrid entity, claiming treaty benefits. Instead, provide **Form W-8IMY,** Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding. However, if you are a partner, beneficiary, or owner of a flow-through entity and you are not yourself a flow-through entity, you may be required to furnish a Form W-8BEN to the flow-through entity.
• You are a reverse hybrid entity transmitting beneficial owner documentation provided by your interest holders to claim treaty benefits on their behalf. Instead, provide Form W-8IMY.
• You are a withholding foreign partnership or a withholding foreign trust. A withholding foreign partnership or a withholding foreign trust is a foreign partnership or trust that has entered into a withholding agreement with the IRS under which it agrees to assume primary withholding responsibility for each partner's, beneficary's, or owner's distributive share of income subject to withholding that is paid to the partnership or trust. Instead, provide Form W-8IMY.
• You are acting as an intermediary (that is, acting not for your own account, but for the account of others as an agent, nominee, or custodian). Instead, provide Form W-8IMY.

Giving Form W-8BEN to the withholding agent. Do not send Form W-8BEN to the IRS. Instead, give it to the person who is requesting it from you. Generally, this will be the person from whom you receive the payment or who credits your account. Give Form W-8BEN to the person requesting it before the payment is made to you or credited to your account. If you do not provide this form, the withholding agent may have to withhold at a 30% rate (foreign-person withholding) or backup withholding rate. If you receive more than one type of income from a single withholding agent for which you claim different benefits, the withholding agent may, at its option, require you to submit a Form W-8BEN for each different type of income. Generally, a separate Form W-8BEN must be given to each withholding agent.

Note: *If you own the income or account jointly with one or more other persons, the income or account will be treated by the withholding agent as owned by a foreign person if Forms W-8BEN are provided by all of the owners. If the withholding agent receives a Form W-9 from any of the joint owners, the payment must be treated as made to a U.S. person.*

Change in circumstances. If a change in circumstances makes any information on the Form W-8BEN you have submitted incorrect, you must notify the withholding agent or payer within 30 days of the change in circumstances and you **must** file a new Form W-8BEN or other appropriate form.

If you use Form W-8BEN to certify that you are a foreign person, a change of address to an address in the United States is a change in circumstances. Generally, a change of address within the same foreign country or to another foreign country is not a change in circumstances. However, if you use Form W-8BEN to claim treaty benefits, a move to the United States or outside the country where you have been claiming treaty benefits is a change in circumstances. In that case, you must notify the withholding agent or payer within 30 days of the move.

If you become a U.S. citizen or resident after you submit Form W-8BEN, you are no longer subject to the 30% foreign-person withholding rate. You must notify the withholding agent or payer within 30 days of becoming a U.S. citizen or resident. You may be required to provide a Form W-9. For more information, see Form W-9 and instructions.

Expiration of Form W-8BEN. Generally, a Form W-8BEN provided without a U.S. taxpayer identification number (TIN) will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. For example, a Form W-8BEN signed on September 30, 2003, remains valid through December 31, 2006. A Form W-8BEN furnished with a U.S. TIN will remain in effect until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports on Form 1042-S at least one payment annually to the beneficial owner who provided the Form W-8BEN. See the instructions for line 6 on page 4 for circumstances under which you **must** provide a U.S. TIN.

Definitions

Beneficial owner. For payments other than those for which a reduced rate of withholding is claimed under an income tax treaty, the beneficial owner of income is generally the person who is required under U.S. tax principles to include the income in gross income on a tax return. A person is not a beneficial owner of income, however, to the extent that person is receiving the income as a nominee, agent, or custodian, or to the extent the person is a conduit whose participation in a transaction is disregarded. In the case of amounts paid that do not constitute income, beneficial

ownership is determined as if the payment were income.

Foreign partnerships, foreign simple trusts, and foreign grantor trusts are not the beneficial owners of income paid to the partnership or trust. The beneficial owners of income paid to a foreign partnership are generally the partners in the partnership, provided that the partner is not itself a partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of income paid to a foreign simple trust (that is, a foreign trust that is described in section 651(a)) are generally the beneficiaries of the trust, if the beneficiary is not a foreign partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of a foreign grantor trust (that is, a foreign trust to the extent that all or a portion of the income of the trust is treated as owned by the grantor or another person under sections 671 through 679) are the persons treated as the owners of the trust. The beneficial owners of income paid to a foreign complex trust (that is, a foreign trust that is not a foreign simple trust or foreign grantor trust) is the trust itself.

The beneficial owner of income paid to a foreign estate is the estate itself.

Note: *A payment to a U.S. partnership, U.S. trust, or U.S. estate is treated as a payment to a U.S. payee that is not subject to 30% foreign-person withholding. A U.S. partnership, trust, or estate should provide the withholding agent with a Form W-9.*

Foreign person. A foreign person includes a nonresident alien individual, a foreign corporation, a foreign partnership, a foreign trust, a foreign estate, and any other person that is not a U.S. person. It also includes a foreign branch or office of a U.S. financial institution or U.S. clearing organization if the foreign branch is a qualified intermediary. Generally, a payment to a U.S. branch of a foreign person is a payment to a foreign person.

Nonresident alien individual. Any individual who is not a citizen or resident of the United States is a nonresident alien individual. An alien individual meeting either the "green card test" or the "substantial presence test" for the calendar year is a resident alien. Any person not meeting either test is a nonresident alien individual. Additionally, an alien individual who is a resident of a foreign country under the residence article of an income tax treaty, or an alien individual who is a resident of Puerto Rico, Guam, the Commonwealth of the Northern Mariana Islands, the U.S. Virgin Islands, or American Samoa is a nonresident alien individual. See **Pub. 519,** U.S. Tax Guide for Aliens, for more information on resident and nonresident alien status.

Note: *Even though a nonresident alien individual married to a U.S. citizen or resident alien may choose to be treated as a resident alien for certain purposes (for example, filing a joint income tax return), such individual is still treated as a nonresident alien for withholding tax purposes on all income except wages.*

Flow-through entity. A flow-through entity is a foreign partnership (other than a withholding foreign partnership), a foreign simple or foreign grantor trust (other than a withholding foreign trust), or, for payments for which a reduced rate of withholding is claimed under an income tax treaty, any entity to the extent the entity is considered to be fiscally transparent (see below) with respect to the payment by an interest holder's jurisdiction.

Hybrid entity. A hybrid entity is any person (other than an individual) that is treated as fiscally transparent (see below) in the United States but is not treated as fiscally transparent by a country with which the United States has an income tax treaty. Hybrid entity status is relevant for claiming treaty benefits. See the instructions for line 9c on page 5.

Reverse hybrid entity. A reverse hybrid entity is any person (other than an individual) that is not fiscally transparent under U.S. tax law principles but that is fiscally transparent under the laws of a jurisdiction with which the United States has an income tax treaty. See the instructions for line 9c on page 5.

Fiscally transparent entity. An entity is treated as fiscally transparent with respect to an item of income for which treaty benefits are claimed to the extent that the interest holders in the entity must, on a current basis, take into account separately their shares of an item of income paid to the entity, whether or not distributed, and must determine the character of the items of income as if they were realized directly from the sources from which realized by the entity. For example, partnerships, common trust funds, and simple trusts or grantor trusts are generally considered to be fiscally transparent with respect to items of income received by them.

Disregarded entity. A business entity that has a single owner and is not a corporation under Regulations section 301.7701-2(b) is disregarded as an entity separate from its owner.

Amounts subject to withholding. Generally, an amount subject to withholding is an amount from sources within the United States that is fixed or determinable annual or periodical (FDAP) income. FDAP income is all income included in gross income, including interest (as well as OID), dividends, rents, royalties, and compensation. FDAP income does not include most gains from the sale of property (including market discount and option premiums).

Withholding agent. Any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding is a withholding agent. The withholding agent may be an individual, corporation, partnership, trust, association, or any other entity, including (but not limited to) any foreign intermediary, foreign partnership, and U.S. branches of certain foreign banks and insurance companies. Generally, the person who pays (or causes to be paid) the amount subject to withholding to the foreign person (or to its agent) must withhold.

Specific Instructions

Note: *A hybrid entity should give Form W-8BEN to a withholding agent only for income for which it is claiming a reduced rate of withholding under an income tax treaty. A reverse hybrid entity should give*

Form W-8BEN to a withholding agent only for income for which no treaty benefit is being claimed.

Part I

Line 1. Enter your name. If you are a disregarded entity with a single owner who is a foreign person and you are not claiming treaty benefits as a hybrid entity, this form should be completed and signed by your foreign single owner. If the account to which a payment is made or credited is in the name of the disregarded entity, the foreign single owner should inform the withholding agent of this fact. This may be done by including the name and account number of the disregarded entity on line 8 (reference number) of the form. However, if you are a disregarded entity that is claiming treaty benefits as a hybrid entity, this form should be completed and signed by you.

Line 2. If you are a corporation, enter the country of incorporation. If you are another type of entity, enter the country under whose laws you are created, organized, or governed. If you are an individual, enter N/A (for "not applicable").

Line 3. Check the **one** box that applies. By checking a box, you are representing that you qualify for this classification. You must check the box that represents your classification (for example, corporation, partnership, trust, estate, etc.) under U.S. tax principles. **Do not** check the box that describes your status under the law of the treaty country. If you are a partnership or disregarded entity receiving a payment for which treaty benefits are being claimed, you **must** check the "Partnership" or "Disregarded entity" box. If you are a sole proprietor, check the "Individual" box, not the "Disregarded entity" box.

CAUTION *Only entities that are tax-exempt under section 501 should check the "Tax-exempt organizations" box. Such organizations should use Form W-8BEN only if they are claiming a reduced rate of withholding under an income tax treaty or some code exception other than section 501. Use Form W-8EXP if you are claiming an exemption from withholding under section 501.*

Line 4. Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country's income tax. If you are giving Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required by the treaty. **Do not** show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, the permanent residence address is where you maintain your principal office.

Line 5. Enter your mailing address only if it is different from the address you show on line 4.

Line 6. If you are an individual, you are generally required to enter your social security number (SSN). To apply for an SSN, get **Form SS-5** from a Social Security Administration (SSA) office or, if in the United States, you may call the SSA at 1-800-772-1213. Fill in Form SS-5 and return it to the SSA.

If you do not have an SSN and are not eligible to get one, you must get an individual taxpayer identification number (ITIN). **To apply for an ITIN,** file **Form W-7** with the IRS. It usually takes 4-6 weeks to get an ITIN.

Note: *An ITIN is for tax use only. It does not entitle you to social security benefits or change your employment or immigration status under U.S. law.*

If you are not an individual or you are an individual who is an employer or who is engaged in a U.S. trade or business as a sole proprietor, you must enter an employer identification number (EIN). If you do not have an EIN, you should apply for one on **Form SS-4,** Application for Employer Identification Number. If you are a disregarded entity claiming treaty benefits as a hybrid entity, enter **your** EIN.

You **must** provide a U.S. taxpayer identification number (TIN) if you are:

1. Claiming an exemption from withholding under section 871(f) for certain annuities received under qualified plans, or

2. A foreign grantor trust with 5 or fewer grantors, or

3. Claiming benefits under an income tax treaty.

However, a U.S. TIN is not required to be shown in order to claim treaty benefits on the following items of income:

- Dividends and interest from stocks and debt obligations that are actively traded;
- Dividends from any redeemable security issued by an investment company registered under the Investment Company Act of 1940 (mutual fund);
- Dividends, interest, or royalties from units of beneficial interest in a unit investment trust that are (or were upon issuance) publicly offered and are registered with the SEC under the Securities Act of 1933; and
- Income related to loans of any of the above securities.

Note: *You may want to obtain and provide a U.S. TIN on Form W-8BEN even though it is not required. A Form W-8BEN containing a U.S. TIN remains valid for as long as your status and the information relevant to the certifications you make on the form remain unchanged provided at least one payment is reported to you annually on Form 1042-S.*

Line 7. If your country of residence for tax purposes has issued you a tax identifying number, enter it here. For example, if you are a resident of Canada, enter your Social Insurance Number.

Line 8. This line may be used by the filer of Form W-8BEN or by the withholding agent to whom it is provided to include any referencing information that is useful to the withholding agent in carrying out its obligations. For example, withholding agents who are required to associate the Form W-8BEN with a particular Form W-8IMY may want to use line 8 for a referencing number or code that will make the association clear. A beneficial owner may use line 8 to include the number of the account for which he or she is providing the form. A foreign single

owner of a disregarded entity may use line 8 to inform the withholding agent that the account to which a payment is made or credited is in the name of the disregarded entity (see instructions for line 1 starting on page 3).

Part II

Line 9a. Enter the country where you claim to be a resident for income tax treaty purposes. For treaty purposes, a person is a resident of a treaty country if the person is a resident of that country under the terms of the treaty.

Line 9b. If you are claiming benefits under an income tax treaty, you must have a U.S. TIN unless one of the exceptions listed in the line 6 instructions above applies.

Line 9c. An entity (but not an individual) that is claiming a reduced rate of withholding under an income tax treaty must represent that it (**a**) derives the item of income for which the treaty benefit is claimed and (**b**) meets the limitation on benefits provisions contained in the treaty, if any.

An item of income may be derived by either the entity receiving the item of income or by the interest holders in the entity or, in certain circumstances, both. An item of income paid to an entity is considered to be derived by the entity only if the entity is not fiscally transparent under the laws of the entity's jurisdiction with respect to the item of income. An item of income paid to an entity shall be considered to be derived by the interest holder in the entity only if (**a**) the interest holder is not fiscally transparent in its jurisdiction with respect to the item of income and (**b**) the entity is considered to be fiscally transparent under the laws of the interest holder's jurisdiction with respect to the item of income. An item of income paid directly to a type of entity specifically identified in a treaty as a resident of a treaty jurisdiction is treated as derived by a resident of that treaty jurisdiction.

If an entity is claiming treaty benefits on its own behalf, it should complete Form W-8BEN. If an interest holder in an entity that is considered fiscally transparent in the interest holder's jurisdiction is claiming a treaty benefit, the interest holder should complete Form W-8BEN on its own behalf and the fiscally transparent entity should associate the interest holder's Form W-8BEN with a Form W-8IMY completed by the entity.

Note: *An income tax treaty may not apply to reduce the amount of any tax on an item of income received by an entity that is treated as a domestic corporation for U.S. tax purposes. Therefore, neither the domestic corporation nor its shareholders are entitled to the benefits of a reduction of U.S. income tax on an item of income received from U.S. sources by the corporation.*

To determine whether an entity meets the limitation on benefits provisions of a treaty, you must consult the specific provisions or articles under the treaties. Income tax treaties are available on the IRS Web Site at **www.irs.gov**.

Note: *If you are an entity that derives the income as a resident of a treaty country, you may check this box if the applicable income tax treaty does not contain a "limitation on benefits" provision.*

Line 9d. If you are a foreign corporation claiming treaty benefits under an income tax treaty that entered into force before January 1, 1987 (and has not been renegotiated) on (**a**) U.S. source dividends paid to you by another foreign corporation or (**b**) U.S. source interest paid to you by a U.S. trade or business of another foreign corporation, you must generally be a "qualified resident" of a treaty country. See section 884 for the definition of interest paid by a U.S. trade or business of a foreign corporation ("branch interest") and other applicable rules.

In general, a foreign corporation is a qualified resident of a country if one or more of the following applies:

- It meets a 50% ownership and base erosion test.
- It is primarily and regularly traded on an established securities market in its country of residence or the United States.
- It carries on an active trade or business in its country of residence.
- It gets a ruling from the IRS that it is a qualified resident.

See Regulations section 1.884-5 for the requirements that must be met to satisfy each of these tests.

CAUTION *If you are claiming treaty benefits under an income tax treaty entered into force after December 31, 1986,* ***do not*** *check box 9d. Instead, check box 9c.*

Line 9e. Check this box if you are related to the withholding agent within the meaning of section 267(b) or 707(b) and the aggregate amount subject to withholding received during the calendar year exceeds $500,000. Additionally, you must file **Form 8833,** Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b).

Line 10

Line 10 must be used **only** if you are claiming treaty benefits that require that you meet conditions not covered by the representations you make in lines 9a through 9e. However, this line should always be completed by foreign students and researchers claiming treaty benefits. See **Scholarship and fellowship grants** below for more information.

Additional examples of persons who should complete this line are:

1. Exempt organizations claiming treaty benefits under the exempt organization articles of the treaties with Canada, Mexico, Germany, and the Netherlands.

2. Foreign corporations that are claiming a preferential rate applicable to dividends based on ownership of a specific percentage of stock.

3. Persons claiming treaty benefits on royalties if the treaty contains different withholding rates for different types of royalties.

This line is generally not applicable to claiming treaty benefits under an interest or dividends (other than dividends subject to a preferential rate based on ownership) article of a treaty.

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or

eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes. The individual must use Form W-9 to claim the tax treaty benefit. See the instructions for Form W-9 for more information. Also see **Nonresident alien student or researcher who becomes a resident alien** on page 6 for an example.

Scholarship and fellowship grants. A nonresident alien student (including a trainee or business apprentice) or researcher who receives noncompensatory scholarship or fellowship income may use Form W-8BEN to claim benefits under a tax treaty that apply to reduce or eliminate U.S. tax on such income. **No Form W-8BEN is required unless a treaty benefit is being claimed.** A nonresident alien student or researcher who receives compensatory scholarship or fellowship income must use Form 8233 to claim any benefits of a tax treaty that apply to that income. The student or researcher must use Form W-4 for any part of such income for which he or she is not claiming a tax treaty withholding exemption. **Do not** use Form W-8BEN for compensatory scholarship or fellowship income. See **Compensation for Dependent Personal Services** in the Instructions for Form 8233.

Note: *If you are a nonresident alien individual who received noncompensatory scholarship or fellowship income and personal services income (including compensatory scholarship or fellowship income)* ***from the same withholding agent,*** *you may use Form 8233 to claim a tax treaty withholding exemption for part or all of* ***both*** *types of income.*

Completing lines 4 and 9a. Most tax treaties that contain an article exempting scholarship or fellowship grant income from taxation require that the recipient be a resident of the other treaty country at the time of, or immediately prior to, entry into the United States. Thus, a student or researcher may claim the exemption even if he or she no longer has a permanent address in the other treaty country after entry into the United States. If this is the case, you may provide a U.S. address on line 4 and still be eligible for the exemption if all other conditions required by the tax treaty are met. You must also identify on line 9a the tax treaty country of which you were a resident at the time of, or immediately prior to, your entry into the United States.

Completing line 10. You must complete line 10 if you are a student or researcher claiming an exemption from taxation on your scholarship or fellowship grant income under a tax treaty.

Nonresident alien student or researcher who becomes a resident alien. You must use Form W-9 to claim an exception to a saving clause. See **Nonresident alien who becomes a resident alien** on page 5 for a general explanation of saving clauses and exceptions to them.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would complete Form W-9.

Part III

If you check this box, you must provide the withholding agent with the required statement for income from a notional principal contract that is to be treated as income not effectively connected with the conduct of a trade or business in the United States. You should update this statement as often as necessary. A new Form W-8BEN is not required for each update provided the form otherwise remains valid.

Part IV

Form W-8BEN must be signed and dated by the beneficial owner of the income, or, if the beneficial owner is not an individual, by an authorized representative or officer of the beneficial owner. If Form W-8BEN is completed by an agent acting under a duly authorized power of attorney, the form must be accompanied by the power of attorney in proper form or a copy thereof specifically authorizing the agent to represent the principal in making, executing, and presenting the form. **Form 2848,** Power of Attorney and Declaration of Representative, may be used for this purpose. The agent, as well as the beneficial owner, may incur liability for the penalties provided for an erroneous, false, or fraudulent form.

Broker transactions or barter exchanges. Income from transactions with a broker or a barter exchange is subject to reporting rules and backup withholding unless Form W-8BEN or a substitute form is filed to notify the broker or barter exchange that you are an exempt foreign person.

You are an exempt foreign person for a calendar year in which: **(a)** you are a nonresident alien individual or a foreign corporation, partnership, estate, or trust; **(b)** you are an individual who has not been, and does not plan to be, present in the United States for a total of 183 days or more during the calendar year; and **(c)** you are neither engaged, nor plan to be engaged during the year, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

Paperwork Reduction Act Notice. We ask for the information on this form to carry out the Internal Revenue laws of the United States. You are required to provide the information. We need it to ensure that you are complying with these laws and to allow us to figure and collect the right amount of tax.

You are not required to provide the information requested on a form that is subject to the Paperwork Reduction Act unless the form displays a valid OMB control number. Books or records relating to a form or its instructions must be retained as long as their contents may become

material in the administration of any Internal Revenue law. Generally, tax returns and return information are confidential, as required by section 6103.

The time needed to complete and file this form will vary depending on individual circumstances. The estimated average time is: **Recordkeeping,** 5 hr., 58 min.; **Learning about the law or the form,** 3 hr., 46 min.; **Preparing and sending the form to IRS,** 4 hr., 2 min.

If you have comments concerning the accuracy of these time estimates or suggestions for making this form simpler, we would be happy to hear from you. You can write to the Tax Forms Committee, Western Area Distribution Center, Rancho Cordova, CA 95743-0001. **Do not** send Form W-8BEN to this office. Instead, give it to your withholding agent.

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

The Depositary for the Merger is:

CIBC Mellon Trust Company

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
Email: *inquiries@cibcmellon.com*

Toronto

Delivery By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

Delivery By Hand or By Courier

CIBC Mellon Trust Company
199 Bay Street
Securities Level
Commerce Court West
Toronto, Ontario
M5L 1G9

Delivery By Hand or By Courier
Montréal

CIBC Mellon Trust Company
2001 University Street
Suite 1600
Montréal, Quebec
H3A 2A6

Delivery By Hand or By Courier

U.S. Forwarding Agent: ATT Gary Trodden

New York

Mellon Investor Services LLC
120 Broadway
13th Floor
New York, NY 10271

The Information Agent for the Merger is:

Innisfree M&A Incorporated
501 Madison Avenue,
20th Floor
New York, NY 10022
Shareholders Call Toll-Free:

877-825-8772 (English speakers)
877-825-8777 (French speakers)
(Banks and Brokers may call collect at 212-750-5833)

MOLSON INC.

Proxy (Class "A" non-voting shares)

This proxy is solicited by management.

This undersigned Class "A" Shareholder of Molson Inc. (the "Corporation") hereby appoints E.H. Molson (Chairman of the Board) or, failing him, Daniel J. O'Neill (President and Chief Executive Officer) or ______________________ as the proxy of the undersigned to attend, act and vote for and on behalf of the undersigned at the **Special Meeting of shareholders of the Corporation to be held in the City of Montréal, in the Province of Quebec, Canada, on January 19, 2005 (the "Meeting"), and at any adjournment or postponement thereof.** The undersigned hereby directs that the shares represented by this proxy be:

(a) **Voted FOR ☐ or AGAINST ☐** a Special Resolution the text of which is attached as Annex A-I to the Joint Proxy Statement/Management Information Circular dated December 9, 2004 (the "Circular") to approve an arrangement under section 192 of the *Canada Business Corporations Act* to effect the combination of the Corporation and Adolph Coors Company, as set forth in the Circular; and

(b) **Voted at the proxy's discretion** on any other matters which may properly come before the Meeting or any adjournment thereof or on any amendments or variations of the Special Resolution in accordance with management recommendation.

A shareholder has the right to appoint a person to attend and act for him/her at the Meeting other than the persons designated in the form of proxy and may do so by deleting the names of the designated persons and inserting the name of the person he/she wishes to appoint in the blank space provided.

The shares represented by this form of proxy will be voted on any ballot that may be called for, in accordance with your instructions.

If you do not specify how you wish your shares to be voted, the persons designated in this form of proxy intend to cast the votes represented by proxy at the Meeting FOR the Special Resolution as recommended by the Corporation's Board of Directors.

If returned signed but undated, this proxy shall be deemed to bear the date on which it was mailed by the Corporation.

Signature: ______________________

Date: ______________________

Website address/adresse du site Web: www.eproxyvoting.com/molson

Control number / numéro de contrôle:

Procuration (actions sans droit de vote de catégorie « A »)

Procuration sollicitée par la direction.

Le porteur soussigné d'actions de catégorie « A » de Molson Inc. (la « société ») nomme par les présentes E.H. Molson (président du conseil) ou, à défaut, Daniel J. O'Neill (président et chef de la direction) ou ______________________ son fondé de pouvoir pour assister, agir et voter en son nom à **l'assemblée extraordinaire des actionnaires de la société qui aura lieu en la ville de Montréal, province de Québec, Canada, le 19 janvier 2005 (l'« assemblée »), et à toute reprise de cette assemblée.** Le soussigné demande par les présentes que les droits de vote afférents aux actions faisant l'objet de la présente procuration:

a) **soient exercés POUR ☐ ou CONTRE ☐** une résolution spéciale dont le texte est présenté à l'annexe A-I de la circulaire conjointe d'information datée du 9 décembre 2004 (la « circulaire »), portant sur l'approbation d'un arrangement aux termes de l'article 192 de la *Loi canadienne sur les sociétés par actions* dans le but de procéder au regroupement de la société et d'Adolph Coors Company, tel qu'indiqué dans la circulaire; et

b) **soient exercés au gré du fondé de pouvoir** à l'égard de toute autre question dont l'assemblée ou toute reprise d'assemblée peut être valablement saisie ou de toute modification de la résolution spéciale conformément à la recommandation de la direction.

L'actionnaire a le droit de nommer, pour le représenter à cette assemblée, une autre personne que celles dont les noms sont mentionnés dans le formulaire de procuration et, pour ce faire, il n'a qu'à rayer les noms de ces personnes et inscrire celui de son représentant dans l'espace prévu à cette fin.

Les droits de vote afférents aux actions représentées par le présent formulaire de procuration seront exercés conformément à vos directives lors de tout scrutin qui peut être demandé.

Si vous ne donnez aucune directive quant à l'exercice des droits de vote afférents à vos actions, les personnes désignées dans le présent formulaire de procuration entendent exercer les droits de vote représentés par la procuration à l'assemblée POUR la résolution spéciale conformément à la recommandation du conseil d'administration de la société.

Si la procuration est signée mais non datée, elle sera considérée comme portant la date à laquelle la société l'a postée.

This is your proxy – do not destroy. Whether or not you plan to attend the Meeting in person, please complete, sign and promptly return your proxy in the attached self-addressed return envelope or vote by toll-free telephone or via the Internet.

Ceci est votre formulaire de procuration, ne le détruisez pas. Que vous prévoyiez être présent ou non à l'assemblée, veuillez remplir et signer le formulaire de procuration et le renvoyer sans délai dans l'enveloppe-réponse ci-jointe, ou voter par téléphone au numéro sans frais ou par Internet.

THERE ARE THREE EASY WAYS TO VOTE BY PROXY:

By Telephone: Please call 1-866-271-1207 from a touch-tone phone and follow the easy instructions. You will need your control number shown on the front of this proxy form. **(Telephone voting is available for residents of Canada and the U.S. only.)**

By Internet: If you are a holder of Class "A" non-voting shares or a holder of Class "B" common shares, go to:

www.eproxyvoting.com/molson

Then, just enter your control number printed on the front of this proxy form and follow the easy instructions.

> **You may vote by telephone or Internet 24 hours a day, 7 days a week, until 5:00 p.m. (Montréal time) on January 17, 2005 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is to be reconvened.**
>
> *Your telephone or Internet vote authorizes the named proxies in the same manner as if you had executed a proxy card, except that you will not have the option of naming your own proxy.*

By Mail: If you do not have access to a touch-tone phone or to the Internet, please sign and date the front of this proxy form and return it in the self-addressed return envelope provided (postage prepaid for residents of Canada and the U.S.), or **deposit it at the offices of CIBC Mellon Trust Company at the following address so that it is received no later than 5:00 p.m. (Montréal time) on January 17, 2005** or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is to be reconvened.

Attn: Proxy Department
CIBC Mellon Trust Company
200 Queens Quay East, Unit 6
Toronto, Ontario
M5A 4K9

When you sign this proxy form, you authorize the proxy holder to act and vote your shares on your behalf at the Meeting and any adjournment or postponement thereof. If you are an individual shareholder, you or your authorized attorney must sign the form. Your attorney may have to provide proof of your authorization. For shares registered in the name of two or more owners, all joint owners must sign. For shares registered in the name of a corporation, an authorized officer or attorney must sign. This person may have to provide proof that he or she is authorized to sign.

Please refer to the Circular for further information regarding completion and use of this proxy.

YOUR VOTE IS IMPORTANT—PLEASE VOTE TODAY!

If you have questions about how to vote by proxy, please call Innisfree M&A Incorporated, toll-free at: 877-825-8772 (English speakers) or 877-825-8777 (French speakers).

IL EXISTE TROIS FAÇONS SIMPLES DE VOTER PAR PROCURATION :

Par téléphone: Composez le 1 866 271-1207 à partir d'un téléphone à clavier et suivez les directives simples qui vous sont données. Vous aurez besoin de votre numéro de contrôle indiqué au recto du présent formulaire de procuration. **(Seuls les résidents du Canada et des États-Unis peuvent voter par téléphone.)**

Par Internet: Si vous êtes un porteur d'actions sans droit de vote de catégorie « A » ou un porteur d'actions ordinaires de catégorie « B », allez à

www.eproxyvoting.com/molson

Ensuite, il vous suffit d'entrer votre numéro de contrôle imprimé au recto du présent formulaire de procuration et de suivre les directives simples qui vous sont données.

> **Vous pouvez voter par téléphone ou par Internet 24 heures par jour, sept jours par semaine, jusqu'à 17 h (heure de Montréal) le 17 janvier 2005 ou, si l'assemblée est ajournée, 48 heures (à l'exclusion des samedis, dimanches et jours fériés) avant l'heure prévue pour la reprise de l'assemblée.**
>
> *En votant par téléphone ou par Internet, vous autorisez les fondés de pouvoir nommés de la même manière que si vous aviez signé un formulaire de procuration, sauf que vous n'aurez pas l'option de nommer votre propre fondé de pouvoir.*

Par la poste: Si vous n'avez pas accès à un téléphone à clavier ou à Internet, veuillez signer et dater le recto du présent formulaire de procuration et retourner celui-ci dans l'enveloppe-réponse fournie (déjà affranchie pour les résidents du Canada et des États-Unis), ou **le déposer aux bureaux de Compagnie Trust CIBC Mellon à l'adresse indiquée ci-dessous pour qu'il lui parvienne au plus tard à 17 h (heure de Montréal) le 17 janvier 2005** ou, si l'assemblée est ajournée, 48 heures (à l'exclusion des samedis, dimanches et jours fériés) avant l'heure prévue pour la reprise de l'assemblée.

À l'attention du Service des procurations
Compagnie Trust CIBC Mellon
200 Queens Quay East, Unit 6
Toronto (Ontario)
M5A 4K9

Lorsque vous signez le présent formulaire de procuration, vous autorisez votre fondé de pouvoir à agir en votre nom et à exercer les droits de vote afférents à vos actions à l'assemblée et à toute reprise de cette assemblée. Si vous êtes un particulier actionnaire, vous ou votre représentant autorisé devez signer le formulaire. Votre représentant pourrait devoir fournir une preuve de votre autorisation. Dans le cas d'actions immatriculées au nom de deux ou plusieurs propriétaires, tous les propriétaires conjoints doivent signer. Dans le cas d'actions immatriculées au nom d'une société par actions, un dirigeant ou représentant autorisé doit signer. Cette personne pourrait devoir fournir la preuve qu'elle est un signataire autorisé.

Veuillez consulter la circulaire pour obtenir de plus amples renseignements sur la façon de remplir et d'utiliser la présente procuration.

VOTRE VOTE EST IMPORTANT—VOTEZ AUJOURD'HUI MÊME!

Si vous avez des questions à poser sur la manière de voter par procuration, veuillez appeler Innisfree M&A Incorporated, au numéro sans frais: 1 877 825-8777 (en français) ou 1 877 825-8772 (en anglais).

MOLSON INC.

Proxy (Class "B" common shares)

This proxy is solicited by management.

This undersigned Class "B" Shareholder of Molson Inc. (the "Corporation") hereby appoints E.H. Molson (Chairman of the Board) or, failing him, Daniel J. O'Neill (President and Chief Executive Officer) or ______________________ as the proxy of the undersigned to attend, act and vote for and on behalf of the undersigned at the **Special Meeting of shareholders of the Corporation to be held in the City of Montréal, in the Province of Quebec, Canada, on January 19, 2005 (the "Meeting"), and at any adjournment or postponement thereof.** The undersigned hereby directs that the shares represented by this proxy be:

(a) **Voted FOR ☐ or AGAINST ☐** a Special Resolution the text of which is attached as Annex A-I to the Joint Proxy Statement/Management Information Circular dated December 9, 2004 (the "Circular") to approve an arrangement under section 192 of the *Canada Business Corporations Act* to effect the combination of the Corporation and Adolph Coors Company, as set forth in the Circular; and

(b) **Voted at the proxy's discretion** on any other matters which may properly come before the Meeting or any adjournment thereof or on any amendments or variations of the Special Resolution in accordance with management recommendation.

A shareholder has the right to appoint a person to attend and act for him/her at the Meeting other than the persons designated in the form of proxy and may do so by deleting the names of the designated persons and inserting the name of the person he/she wishes to appoint in the blank space provided.

The shares represented by this form of proxy will be voted on any ballot that may be called for, in accordance with your instructions.

If you do not specify how you wish your shares to be voted, the persons designated in this form of proxy intend to cast the votes represented by proxy at the Meeting FOR the Special Resolution as recommended by the Corporation's Board of Directors.

If returned signed but undated, this proxy shall be deemed to bear the date on which it was mailed by the Corporation.

Signature: ______________________

Date: ______________________

Website address/adresse du site Web: www.eproxyvoting.com/molson

Control number / numéro de contrôle:

This is your proxy – do not destroy. Whether or not you plan to attend the Meeting in person, please complete, sign and promptly return your proxy in the attached self-addressed return envelope or vote by toll-free telephone or via the Internet.

Procuration (actions ordinaires de catégorie « B »)

Procuration sollicitée par la direction.

Le porteur soussigné d'actions de catégorie « B » de Molson Inc. (la « société ») nomme par les présentes E.H. Molson (président du conseil) ou, à défaut, Daniel J. O'Neill (président et chef de la direction) ou ______________________ son fondé de pouvoir pour assister, agir et voter en son nom à **l'assemblée extraordinaire des actionnaires de la société qui aura lieu en la ville de Montréal, province de Québec, Canada, le 19 janvier 2005 (l'« assemblée »), et à toute reprise de cette assemblée.** Le soussigné demande par les présentes que les droits de vote afférents aux actions faisant l'objet de la présente procuration:

a) **soient exercés POUR ☐ ou CONTRE ☐** une résolution spéciale dont le texte est présenté à l'annexe A-I de la circulaire conjointe d'information datée du 9 décembre 2004 (la « circulaire »), portant sur l'approbation d'un arrangement aux termes de l'article 192 de la *Loi canadienne sur les sociétés par actions* dans le but de procéder au regroupement de la société et d'Adolph Coors Company, tel qu'indiqué dans la circulaire; et

b) **soient exercés au gré du fondé de pouvoir** à l'égard de toute autre question dont l'assemblée ou toute reprise d'assemblée peut être valablement saisie ou de toute modification de la résolution spéciale conformément à la recommandation de la direction.

L'actionnaire a le droit de nommer, pour le représenter à cette assemblée, une autre personne que celles dont les noms sont mentionnés dans le formulaire de procuration et, pour ce faire, il n'a qu'à rayer les noms de ces personnes et inscrire celui de son représentant dans l'espace prévu à cette fin.

Les droits de vote afférents aux actions représentées par le présent formulaire de procuration seront exercés conformément à vos directives lors de tout scrutin qui peut être demandé.

Si vous ne donnez aucune directive quant à l'exercice des droits de vote afférents à vos actions, les personnes désignées dans le présent formulaire de procuration entendent exercer les droits de vote représentés par la procuration à l'assemblée POUR la résolution spéciale conformément à la recommandation du conseil d'administration de la société.

Si la procuration est signée mais non datée, elle sera considérée comme portant la date à laquelle la société l'a postée.

Ceci est votre formulaire de procuration, ne le détruisez pas. Que vous prévoyiez être présent ou non à l'assemblée, veuillez remplir et signer le formulaire de procuration et le renvoyer sans délai dans l'enveloppe-réponse ci-jointe, ou voter par téléphone au numéro sans frais ou par Internet.

THERE ARE THREE EASY WAYS TO VOTE BY PROXY:

By Telephone: Please call 1-866-271-1207 from a touch-tone phone and follow the easy instructions. You will need your control number shown on the front of this proxy form. **(Telephone voting is available for residents of Canada and the U.S. only.)**

By Internet: If you are a holder of Class "A" non-voting shares or a holder of Class "B" common shares, go to:

www.eproxyvoting.com/molson

Then, just enter your control number printed on the front of this proxy form and follow the easy instructions.

You may vote by telephone or Internet 24 hours a day, 7 days a week, until 5:00 p.m. (Montréal time) on January 17, 2005 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is to be reconvened.

Your telephone or Internet vote authorizes the named proxies in the same manner as if you had executed a proxy card, except that you will not have the option of naming your own proxy.

By Mail: If you do not have access to a touch-tone phone or to the Internet, please sign and date the front of this proxy form and return it in the self-addressed return envelope provided (postage prepaid for residents of Canada and the U.S.), or **deposit it at the offices of CIBC Mellon Trust Company at the following address so that it is received no later than 5:00 p.m. (Montréal time) on January 17, 2005** or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is to be reconvened.

Attn: Proxy Department
CIBC Mellon Trust Company
200 Queens Quay East, Unit 6
Toronto, Ontario
M5A 4K9

When you sign this proxy form, you authorize the proxy holder to act and vote your shares on your behalf at the Meeting and any adjournment or postponement thereof. If you are an individual shareholder, you or your authorized attorney must sign the form. Your attorney may have to provide proof of your authorization. For shares registered in the name of two or more owners, all joint owners must sign. For shares registered in the name of a corporation, an authorized officer or attorney must sign. This person may have to provide proof that he or she is authorized to sign.

Please refer to the Circular for further information regarding completion and use of this proxy.

YOUR VOTE IS IMPORTANT—PLEASE VOTE TODAY!

If you have questions about how to vote by proxy, please call Innisfree M&A Incorporated, toll-free at: 877-825-8772 (English speakers) or 877-825-8777 (French speakers).

IL EXISTE TROIS FAÇONS SIMPLES DE VOTER PAR PROCURATION:

Par téléphone: Composez le 1 866 271-1207 à partir d'un téléphone à clavier et suivez les directives simples qui vous sont données. Vous aurez besoin de votre numéro de contrôle indiqué au recto du présent formulaire de procuration. **(Seuls les résidents du Canada et des États-Unis peuvent voter par téléphone.)**

Par Internet: Si vous êtes un porteur d'actions sans droit de vote de catégorie « A » ou un porteur d'actions ordinaires de catégorie « B », allez à

www.eproxyvoting.com/molson

Ensuite, il vous suffit d'entrer votre numéro de contrôle imprimé au recto du présent formulaire de procuration et de suivre les directives simples qui vous sont données.

Vous pouvez voter par téléphone ou par Internet 24 heures par jour, sept jours par semaine, jusqu'à 17 h (heure de Montréal) le 17 janvier 2005 ou, si l'assemblée est ajournée, 48 heures (à l'exclusion des samedis, dimanches et jours fériés) avant l'heure prévue pour la reprise de l'assemblée.

En votant par téléphone ou par Internet, vous autorisez les fondés de pouvoir nommés de la même manière que si vous aviez signé un formulaire de procuration, sauf que vous n'aurez pas l'option de nommer votre propre fondé de pouvoir.

Par la poste: Si vous n'avez pas accès à un téléphone à clavier ou à Internet, veuillez signer et dater le recto du présent formulaire de procuration et retourner celui-ci dans l'enveloppe-réponse fournie (déjà affranchie pour les résidents du Canada et des États-Unis), ou **le déposer aux bureaux de Compagnie Trust CIBC Mellon à l'adresse indiquée ci-dessous pour qu'il lui parvienne au plus tard à 17 h (heure de Montréal) le 17 janvier 2005** ou, si l'assemblée est ajournée, 48 heures (à l'exclusion des samedis, dimanches et jours fériés) avant l'heure prévue pour la reprise de l'assemblée.

À l'attention du Service des procurations
Compagnie Trust CIBC Mellon
200 Queens Quay East, Unit 6
Toronto (Ontario)
M5A 4K9

Lorsque vous signez le présent formulaire de procuration, vous autorisez votre fondé de pouvoir à agir en votre nom et à exercer les droits de vote afférents à vos actions à l'assemblée et à toute reprise de cette assemblée. Si vous êtes un particulier actionnaire, vous ou votre représentant autorisé devez signer le formulaire. Votre représentant pourrait devoir fournir une preuve de votre autorisation. Dans le cas d'actions immatriculées au nom de deux ou plusieurs propriétaires, tous les propriétaires conjoints doivent signer. Dans le cas d'actions immatriculées au nom d'une société par actions, un dirigeant ou représentant autorisé doit signer. Cette personne pourrait devoir fournir la preuve qu'elle est un signataire autorisé.

Veuillez consulter la circulaire pour obtenir de plus amples renseignements sur la façon de remplir et d'utiliser la présente procuration.

VOTRE VOTE EST IMPORTANT—VOTEZ AUJOURD'HUI MÊME!

Si vous avez des questions à poser sur la manière de voter par procuration, veuillez appeler Innisfree M&A Incorporated, au numéro sans frais: 1 877 825-8777 (en français) ou 1 877 825-8772 (en anglais).

MOLSON INC.

Proxy (Options to purchase Class "A" non-voting shares)

This proxy is solicited by management.

This undersigned holder of options to purchase Class 'A' non-voting shares of Molson Inc. (the "Corporation") hereby appoints E.H. Molson (Chairman of the Board) or, failing him, Daniel J. O'Neill (President and Chief Executive Officer) or ______________________ as the proxy of the undersigned to attend, act and vote for and on behalf of the undersigned at the **Meeting of optionholders of the Corporation to be held in the City of Montréal, in the Province of Quebec, Canada, on January 18, 2005 (the "Meeting"), and at any adjournment or postponement thereof**. The undersigned hereby directs that the options represented by this proxy be:

(a) **Voted FOR** ☐ **or AGAINST** ☐ a Resolution the text of which is attached as Annex A-II to the Joint Proxy Statement/Management Information Circular dated December 9, 2004 (the "Circular") to approve certain sections of an arrangement under section 192 of the *Canada Business Corporations Act* to effect the exchange of options to purchase Class 'A' non-voting shares of the Corporation for options to purchase shares of Class "B" common stock of Molson Coors Brewing Company, as set forth in the Circular; and

(b) **Voted at the proxy's discretion** on any other matters which may properly come before the Meeting or any adjournment thereof or on any amendments or variations of the Resolution in accordance with management recommendation.

An optionholder has the right to appoint a person to attend and act for him/her at the Meeting other than the persons designated in the form of proxy and may do so by deleting the names of the designated persons and inserting the name of the person he/she wishes to appoint in the blank space provided.

The options represented by this form of proxy will be voted on any ballot that may be called for, in accordance with your instructions.

If you do not specify how you wish your options to be voted, the persons designated in this form of proxy intend to cast the votes represented by proxy at the Meeting FOR the Resolution as recommended by the Corporation's Board of Directors.

If returned signed but undated, this proxy shall be deemed to bear the date on which it was mailed by the Corporation.

Procuration (options d'achat d'actions sans droit de vote de catégorie « A »)

Procuration sollicitée par la direction.

Le porteur soussigné d'options d'achat d'actions de catégorie « A » de Molson Inc. (la « société ») nomme par les présentes E.H. Molson (président du conseil) ou, à défaut, Daniel J. O'Neill (président et chef de la direction) ou ______________________ son fondé de pouvoir pour assister, agir et voter en son nom à **l'assemblée des porteurs d'options de la société qui aura lieu en la ville de Montréal, province de Québec, Canada, le 18 janvier 2005 (l'« assemblée »), et à toute reprise de cette assemblée**. Le soussigné demande par les présentes que les droits de vote afférents aux options faisant l'objet de la présente procuration:

a) **soient exercés POUR** ☐ **ou CONTRE** ☐ une résolution dont le texte est présenté à l'annexe A-II de la circulaire conjointe d'information datée du 9 décembre 2004 (la « circulaire »), portant sur l'approbation de certaines dispositions d'un arrangement aux termes de l'article 192 de la *Loi canadienne sur les sociétés par actions* dans le but d'échanger les options d'achat d'actions de catégorie « A » sans droit de vote contre des options d'achat d'actions de catégorie « B » ordinaires de Molson Coors Brewing Company, tel qu'indiqué dans la circulaire; et

b) **soient exercés au gré du fondé de pouvoir** à l'égard de toute autre question dont l'assemblée ou toute reprise d'assemblée peut être valablement saisie ou de toute modification de la résolution conformément à la recommandation de la direction.

Le porteur d'options a le droit de nommer, pour le représenter à cette assemblée, une autre personne que celles dont les noms sont mentionnés dans le formulaire de procuration et, pour ce faire, il n'a qu'à rayer les noms de ces personnes et inscrire celui de son représentant dans l'espace prévu à cette fin.

Les droits de vote afférents aux options représentées par le présent formulaire de procuration seront exercés conformément à vos directives lors de tout scrutin qui peut être demandé.

Si vous ne donnez aucune directive quant à l'exercice des droits de vote afférents à vos options, les personnes désignées dans le présent formulaire de procuration entendent exercer les droits de vote représentés par la procuration à l'assemblée POUR la résolution conformément à la recommandation du conseil d'administration de la société.

Si la procuration est signée mais non datée, elle sera considérée comme portant la date à laquelle la société l'a postée.

Signature: ______________________

Date: ______________________

Website address/adresse du site Web: www.eproxyvoting.com/molsonoption

Control number / numéro de contrôle:

This is your proxy – do not destroy. Whether or not you plan to attend the Meeting in person, please complete, sign and promptly return your proxy in the attached self-addressed return envelope or vote by toll-free telephone or via the Internet.

Ceci est votre formulaire de procuration, ne le détruisez pas. Que vous prévoyiez être présent ou non à l'assemblée, veuillez remplir et signer le formulaire de procuration et le renvoyer sans délai dans l'enveloppe-réponse ci-jointe, ou voter par téléphone au numéro sans frais ou par Internet.

THERE ARE THREE EASY WAYS TO VOTE BY PROXY:

By Telephone: Please call 1-866-271-1207 from a touch-tone phone and follow the easy instructions. You will need your control number shown on the front of this proxy form. **(Telephone voting is available for residents of Canada and the U.S. only.)**

By Internet: If you are a holder of options for Class "A" non-voting shares, go to:

www.eproxyvoting.com/molsonoption

Then, just enter your control number printed on the front of this proxy form and follow the easy instructions.

You may vote by telephone or Internet 24 hours a day, 7 days a week, until 5:00 p.m. (Montréal time) on January 14, 2005 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is to be reconvened.

Your telephone or Internet vote authorizes the named proxies in the same manner as if you had executed a proxy card, except that you will not have the option of naming your own proxy.

By Mail: If you do not have access to a touch-tone phone or to the Internet, please sign and date the front of this proxy form and return it in the self-addressed return envelope provided (postage prepaid for residents of Canada and the U.S.), or **deposit it at the offices of CIBC Mellon Trust Company at the following address so that it is received no later than 5:00 p.m. (Montréal time) on January 14, 2005** or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is to be reconvened.

Attn: Proxy Department
CIBC Mellon Trust Company
200 Queens Quay East, Unit 6
Toronto, Ontario
M5A 4K9

When you sign this proxy form, you authorize the proxy holder to act and vote your options on your behalf at the Meeting and any adjournment or postponement thereof. If you are an individual optionholder, you or your authorized attorney must sign the form. Your attorney may have to provide proof of your authorization.

Please refer to the Circular for further information regarding completion and use of this proxy.

YOUR VOTE IS IMPORTANT—PLEASE VOTE TODAY!

If you have questions about how to vote by proxy, please call Innisfree M&A Incorporated, toll-free at: 877-825-8772 (English speakers) or 877-825-8777 (French speakers).

IL EXISTE TROIS FAÇONS SIMPLES DE VOTER PAR PROCURATION :

Par téléphone: Composez le 1 866 271-1207 à partir d'un téléphone à clavier et suivez les directives simples qui vous sont données. Vous aurez besoin de votre numéro de contrôle indiqué au recto du présent formulaire de procuration. **(Seuls les résidents du Canada et des États-Unis peuvent voter par téléphone.)**

Par Internet: Si vous êtes un porteur d'options visant des actions sans droit de vote de catégorie « A », allez à

www.eproxyvoting.com/molsonoption

Ensuite, il vous suffit d'entrer votre numéro de contrôle imprimé au recto du présent formulaire de procuration et de suivre les directives simples qui vous sont données.

Vous pouvez voter par téléphone ou par Internet 24 heures par jour, sept jours par semaine, jusqu'à 17 h (heure de Montréal) le 14 janvier 2005 ou, si l'assemblée est ajournée, 48 heures (à l'exclusion des samedis, dimanches et jours fériés) avant l'heure prévue pour la reprise de l'assemblée.

En votant par téléphone ou par Internet, vous autorisez les fondés de pouvoir nommés de la même manière que si vous aviez signé un formulaire de procuration, sauf que vous n'aurez pas l'option de nommer votre propre fondé de pouvoir.

Par la poste: Si vous n'avez pas accès à un téléphone à clavier ou à Internet, veuillez signer et dater le recto du présent formulaire de procuration et retourner celui-ci dans l'enveloppe-réponse fournie (déjà affranchie pour les résidents du Canada et des États-Unis), ou **le déposer aux bureaux de Compagnie Trust CIBC Mellon à l'adresse indiquée ci-dessous pour qu'il lui parvienne au plus tard à 17 h (heure de Montréal) le 14 janvier 2005** ou, si l'assemblée est ajournée, 48 heures (à l'exclusion des samedis, dimanches et jours fériés) avant l'heure prévue pour la reprise de l'assemblée.

À l'attention du Service des procurations
Compagnie Trust CIBC Mellon
200 Queens Quay East, Unit 6
Toronto (Ontario)
M5A 4K9

Lorsque vous signez le présent formulaire de procuration, vous autorisez votre fondé de pouvoir à agir en votre nom et à exercer les droits de vote afférents à vos options à l'assemblée et à toute reprise de cette assemblée. Si vous êtes un particulier porteur d'options d'achat d'actions, vous ou votre représentant autorisé devez signer le formulaire. Votre représentant pourrait devoir fournir une preuve de votre autorisation.

Veuillez consulter la circulaire pour obtenir de plus amples renseignements sur la façon de remplir et d'utiliser la présente procuration.

VOTRE VOTE EST IMPORTANT—VOTEZ AUJOURD'HUI MÊME!

Si vous avez des questions à poser sur la manière de voter par procuration, veuillez appeler Innisfree M&A Incorporated, au numéro sans frais: 1 877 825-8777 (en français) ou 1 877 825-8772 (en anglais).

REVISED
December 14th, 2004

Filing Jurisdiction(s):

X British Columbia	X New Brunswick	X CDNX - BC
X Alberta	X Nova Scotia	X CDNX - AB
X Saskatchewan	X Prince Edward Island	X WSE
X Manitoba	X Newfoundland	X TSE
X Ontario	X North West Territories	___ ME
X Quebec	X Yukon	___ CDN - OTC
___	X Nunavut	X CDNX

RE: Molson Inc. Class A ISIN: CA6087103074
Molson Inc. Class B ISIN: CA6087104064

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with the Special Meeting of shareholders of Molson Inc., to approve an arrangement under Section 192 of the *Canada Business Corporations Act* to effect the combination of the Molson Inc. and Adolph Coors Company.

DATE OF MEETING:	January 19th, 2005
RECORD DATE FOR NOTICE:	November 22nd, 2004
RECORD DATE FOR VOTING:	November 22nd, 2004
BENEFICIAL OWNERSHIP DETERMINATION DATE:	November 22nd, 2004
SECURITIES ENTITLED TO NOTICE:	Class A and Class B
SECURITIES ENTITLED TO VOTE:	Class A and Class B
ROUTINE BUSINESS ONLY:	No

Yours very truly,
CIBC MELLON TRUST COMPANY

(signed) Jeannine Rigon
Manager
Client Relations
Tel: (514) 285-3613